UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2026

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

1

ULTRAPAR HOLDINGS INC.

ITEM

1.	Individual and Consolidated Interim Financial Information as of and for the Quarter Ended March 31, 2026 and Report on Review of Interim Financial Information
2.	1Q26 Earnings Release
3..	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 6, 2026

2

Individual and Consolidated Interim Financial Information as of and for the Quarter Ended March 31, 2026 and Report on Review of Interim Financial Information

ultra

Ultrapar Participações S.A.

INTERIM FINANCIAL INFORMATION

March 31, 2026

Ipiranga ultragaz ultracargo Hidrovias do Brasil

3

Ultrapar Participações S.A. and Subsidiaries

4

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position as of March 31, 2026 and December 31, 2025
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Assets
Current assets
Cash and cash equivalents	4.1	145,622	42,145	3,860,512	3,175,125
Financial investments	4.2	50,023	6,515	3,298,014	3,851,758
Derivative financial instruments	26.6	‐	‐	474,865	127,254
Trade receivables	5.1	‐	‐	4,171,331	3,703,954
Reseller financing	5.1	‐	‐	586,639	573,093
Inventories	6	‐	‐	4,545,786	4,244,164
Recoverable taxes	7.1	50,567	27,079	2,182,455	2,003,389
Energy trading futures contracts	26.8	‐	‐	331,994	371,241
Dividends receivable		49,971	‐	1,402	923
Other receivables and other assets		112,907	107,552	453,001	294,068
Prepaid expenses		13,081	7,519	233,198	165,392
Contractual assets with customers - exclusivity rights	10	‐	‐	656,364	666,109
Total current assets		422,171	190,810	20,795,561	19,176,470

Financial investments	4.2	1,428,922	1,411,213	1,894,078	2,381,597
Derivative financial instruments	26.6	‐	‐	567,067	773,063
Trade receivables	5.1	‐	‐	30,674	33,282
Reseller financing	5.1	‐	‐	748,280	800,927
Related parties	8	7,524	7,524	54,829	105,196
Deferred income and social contribution taxes	9.1	134,034	164,441	1,039,040	1,007,291
Recoverable taxes	7.1	10,988	10,988	3,872,712	4,063,908
Energy trading futures contracts	26.8	‐	‐	800,397	724,121
Escrow deposits	18.1	14,797	14,375	490,988	471,609
Indemnification asset - business combination	18.3	‐	‐	92,464	92,524
Other receivables and other assets		2,671	1,743	182,251	185,726
Prepaid expenses		26,775	21,459	83,205	80,643
Contractual assets with customers - exclusivity rights	10	‐	‐	1,503,410	1,518,987
Investments in subsidiaries, joint ventures and associates	11	14,507,364	13,987,459	654,365	521,381
Right-of-use assets	12.1	4,929	5,619	1,901,577	1,928,694
Fixed assets	13	62,137	63,323	12,084,803	12,167,097
Intangible assets	14	274,375	276,157	3,421,413	3,316,478
Total non-current assets		16,474,516	15,964,301	29,421,553	30,172,524
Total assets		16,896,687	16,155,111	50,217,114	49,348,994

5

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position as of March 31, 2026 and December 31, 2025
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	3/31/2026	12/31/2025	3/31/2026	12/31/2025
Liabilities
Current liabilities
Trade payables	16.1	23,318	27,779	3,313,056	4,643,344
Trade payables - reverse factoring	16.2	‐	‐	1,149,655	3,785
Loans, financing and debentures	15	‐	‐	4,359,732	4,251,131
Derivative financial instruments	26.6	‐	‐	819,314	246,064
Salaries and related charges		38,525	47,379	462,480	576,674
Taxes payable		295	379	246,323	236,928
Energy trading futures contracts	26.8	‐	‐	255,050	303,455
Dividends payable		18,630	21,738	25,952	23,073
Income and social contribution taxes payable		3,349	6,508	503,142	358,685
Post-employment benefits	17.1	73	‐	23,297	19,067
Provision for decarbonization credit		‐	‐	56,443	‐
Provision for contingencies	18.1	126	220	51,060	49,175
Leases payable	12.2	2,579	2,921	308,111	343,725
Financial liabilities of customers		‐	‐	47,145	63,445
Other payables		691	1,044	858,694	728,793
Total current liabilities		87,586	107,968	12,479,454	11,847,344

Non-current liabilities
Loans, financing and debentures	15	‐	‐	15,067,921	15,842,130
Derivative financial instruments	26.6	‐	‐	591,090	334,851
Energy trading futures contracts	26.8	‐	‐	448,542	431,418
Related parties	8	2,875	2,875	2,875	2,875
Deferred income and social contribution taxes	9.1	‐	‐	664,588	637,897
Post-employment benefits	17.1	1,757	1,776	196,835	196,549
Provision for contingencies	18.1	138,320	131,923	475,209	485,439
Leases payable	12.2	3,300	3,706	1,386,280	1,395,908
Financial liabilities of customers		‐	‐	8,087	10,881
Subscription warrants - indemnification	19	74,083	53,911	74,083	53,911
Provision for loss on investment	11	55,625	130,897	2,586	76,059
Other payables		62,785	55,783	309,744	303,115

Total non-current liabilities		338,745	380,871	19,227,840	19,771,033

Equity
Share capital	20.1	7,987,100	7,987,100	7,987,100	7,987,100
Equity instrument granted	20.2	163,193	144,694	163,193	144,694
Capital reserve	20.4	617,078	617,009	617,078	617,009
Treasury shares	20.3	(821,488)	(822,526)	(821,488)	(822,526)
Revaluation reserve		3,476	3,476	3,476	3,476
Profit reserves		7,662,403	7,662,403	7,662,403	7,662,403
Retained earnings		879,502	‐	879,502	‐
Accumulated other comprehensive income		150,394	223,355	150,394	223,355
Acquisition of shares from shareholders	27.2	(171,302)	(149,239)	(171,302)	(149,239)
Equity attributable to:
Ultrapar shareholders’ equity		16,470,356	15,666,272	16,470,356	15,666,272
Non-controlling interests	11	‐	‐	2,039,464	2,064,345
Total equity		16,470,356	15,666,272	18,509,820	17,730,617
Total liabilities and equity		16,896,687	16,155,111	50,217,114	49,348,994

The accompanying notes are an integral part of the interim financial information.

6

Ultrapar Participações S.A. and Subsidiaries
Statements of income
For the periods ended March 31, 2026 and 2025
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	01/01/2026 to 03/31/2026	01/01/2025 to 03/31/2025	01/01/2026 to 03/31/2026	01/01/2025 to 03/31/2025
Continuing operations
Net revenue from sales and services	21	‐	‐	36,751,570	33,329,262
Cost of products and services sold	22	‐	‐	(33,577,632)	(31,187,631)

Gross profit		‐	‐	3,173,938	2,141,631

Operating income (expenses)
Selling and marketing	22	‐	‐	(663,990)	(601,565)
General and administrative	22	(11,948)	(12,635)	(655,701)	(518,362)
Results from disposal of property, plant and equipment and intangible assets		20	31	497	5,307
Other operating income (expenses), net	22	(802)	(450)	(23,143)	(86,503)

Operating result before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income and social contribution taxes		(12,730)	(13,054)	1,831,601	940,508
Share of profit (loss) of subsidiaries, joint ventures and associates	11	821,211	333,764	(20,313)	(149,083)
Amortization of fair value adjustments on associates acquisition	11	‐	‐	(403)	(403)
Total share of profit (loss) of subsidiaries, joint ventures and associates		821,211	333,764	(20,716)	(149,486)
Operating income before financial result and income and social contribution taxes		808,481	320,710	1,810,885	791,022

Financial income	23	136,301	17,281	978,615	745,214
Financial expenses	23	(26,635)	(4,587)	(1,377,078)	(925,183)
Financial result, net	23	109,666	12,694	(398,463)	(179,969)
Income before income and social contribution taxes		918,147	333,404	1,412,422	611,053

Income and social contribution taxes
Current	9.2	(12,166)	‐	(492,187)	(164,439)
Deferred	9.2	(30,407)	(558)	(6,077)	(83,430)
		(42,573)	(558)	(498,264)	(247,869)

Net income for the period		875,574	332,846	914,158	363,184
Income attributable to:
Shareholders of Ultrapar		875,574	332,846	875,574	332,846
Non-controlling interests in subsidiaries	11	‐	‐	38,584	30,338

Total earnings per share (based on the weighted average number of shares outstanding) – R$
Basic	24	0.8192	0.3043	0.8192	0.3043
Diluted	24	0.8011	0.2996	0.8011	0.2996

The accompanying notes are an integral part of the interim financial information.

7

Ultrapar Participações S.A. and Subsidiaries
Statements of comprehensive income
For the periods ended March 31, 2026 and 2025
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	01/01/2026 to 03/31/2026	01/01/2025 to 03/31/2025	01/01/2026 to 03/31/2026	01/01/2025 to 03/31/2025
Net income for the period, attributable to shareholders of Ultrapar		875,574	332,846	875,574	332,846
Net income for the period, attributable to non-controlling interests in subsidiaries		‐	‐	38,584	30,338
Net income for the period		875,574	332,846	914,158	363,184

Items that will be subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, joint ventures and associates, net of income and social contribution taxes		351	6,747	671	6,747
Translation adjustments of subsidiaries		(73,163)	3,414	(123,377)	3,414

Items that will not be subsequently reclassified to profit or loss:			‐
Actuarial gains of post-employment benefits, net of income and social contribution taxes		(149)	‐	(149)	‐

Total comprehensive income for the period		802,613	343,007	791,303	373,345

Total comprehensive income for the period attributable to shareholders of Ultrapar		802,613	343,007	802,613	343,007
Total comprehensive income for the period attributable to non-controlling interests in subsidiaries		‐	‐	(11,310)	30,338

The accompanying notes are an integral part of the interim financial information.

8

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the periods ended March 31, 2026 and 2025
(In thousands of Brazilian Reais)

											Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve	Profit reserves	Accumulated other comprehensive income	Acquisition of shares from shareholders	Retained earnings	Shareholders of Ultrapar	Non-controlling interest in subsidiaries	Total equity
Balance as of December 31, 2024		6,621,752	108,253	612,048	(596,400)	3,632	8,195,221	214,212	-	-	15,158,718	664,726	15,823,444

Net income for the period	-	-	-	-	-	-	-	-	-	332,846	332,846	30,338	363,184
Other comprehensive income	-	-	-	-	-	-	-	10,161	-	-	10,161	-	10,161
Total comprehensive income for the period		-	-	-	-	-	-	10,161	-	332,846	343,007	30,338	373,345

Issuance of shares related to the subscription warrants - indemnification	-	-	-	1,126	-	-	-	-	-	-	1,126	-	1,126
Equity instrument granted	8.4; 20.2	-	15,111	41	-	-	-	-	-	-	15,152	-	15,152
Purchase of treasury shares	-	-	-	-	(114,299)	-	-	-	-	-	(114,299)	-	(114,299)
Realization of revaluation reserve of subsidiaries	-	-	-	-	-	(46)	-	-	-	-	(46)	-	(46)
Shareholder transaction - changes of ownership interest	-	-	-	-	-	-	-	-	-	-	-	(142)	(142)
Dividends attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(53)	(53)
Approval of additional dividends by the Ordinary General Shareholders’ Meeting	20.8	-	-	-	-	-	(208,121)	-	-	-	(208,121)	-	(208,121)
Balance as of March 31, 2025		6,621,752	123,364	613,215	(710,699)	3,586	7,987,100	224,373	-	332,846	15,195,537	694,869	15,890,406

9

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the periods ended March 31, 2026 and 2025
(In thousands of Brazilian Reais)

											Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve	Profit reserves	Accumulated other comprehensive income	Acquisition of shares from shareholders	Retained earnings	Shareholders of Ultrapar	Non-controlling interest in subsidiaries	Total equity
Balance as of December 31, 2025		7,987,100	144,694	617,009	(822,526)	3,476	7,662,403	223,355	(149,239)	-	15,666,272	2,064,345	17,730,617

Net income for the period		-	-	-	-	-	-	-	-	875,574	875,574	38,584	914,158
Other comprehensive income		-	-	-	-	-	-	(72,961)	-	-	(72,961)	(49,894)	(122,855)
Total comprehensive income for the period		-	-	-	-	-	-	(72,961)	-	875,574	802,613	(11,310)	791,303

Equity instrument granted	8.4; 20.2	-	18,499	69	1,038	-	-	-	-	-	19,606	-	19,606
Capital increase of non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	16,146	16,146
Shareholder transaction	27.2	-	-	-	-	-	-	-	(22,063)	-	(22,063)	-	(22,063)
Variation in change of ownership interest of non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	(21,322)	(21,322)
Interest on equity attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(8,395)	(8,395)
Dividends prescribed	-	-	-	-	-	-	-	-	-	3,928	3,928	-	3,928
Balance as of March 31, 2026		7,987,100	163,193	617,078	(821,488)	3,476	7,662,403	150,394	(171,302)	879,502	16,470,356	2,039,464	18,509,820

The accompanying notes are an integral part of the interim financial information.

10

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method
For the periods ended March 31, 2026 and 2025
(In thousands of Brazilian Reais)
		Parent		Consolidated
	Note	03/31/2026	03/31/2025	03/31/2026	03/31/2025
CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Net income from continuing operations		875,574	332,846	914,158	363,184
Adjustments to reconcile net income to cash provided (consumed) by operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates and amortization of fair value adjustments on associates acquisition	11	(821,211)	(333,764)	20,716	149,486
Amortization of contractual assets with customers - exclusivity rights	10	‐	‐	146,550	105,489
Amortization of right-of-use assets	12	736	750	88,273	78,387
Depreciation and amortization	13; 14	3,241	4,087	349,607	225,684
Interest, monetary variations and foreign exchange variations		(131,459)	(9,584)	675,081	231,068
Current and deferred income and social contribution taxes	9.2	42,573	558	498,264	247,869
Gain (loss) on disposal or write-off of assets		(20)	(31)	(497)	(15,996)
Equity instrument granted		11,352	15,111	19,922	15,111
Gain (loss) on the fair value of energy contracts		‐	‐	(69,030)	(8,518)
Provision for decarbonization - CBIO		‐	‐	56,896	116,422
Provisions for tax, civil and labor risks		6,208	(4,790)	2,508	4,268
Other provisions and adjustments		(17)	(7,393)	22,599	(1,515)
		(13,023)	(2,210)	2,725,047	1,510,939
(Increase) decrease in assets
Trade receivables and reseller financing	5	‐	‐	(454,775)	20,842
Inventories	6	‐	‐	(297,139)	(216,476)
Recoverable taxes		7,693	(3,185)	47,100	294,764
Dividends received from subsidiaries, associates and joint ventures		150,000	607,549	47	1,112
Other assets		(17,126)	(11,025)	(239,156)	(16,641)

Increase (decrease) in liabilities
Trade payables	16	(4,461)	(5,962)	(187,697)	(998,121)
Salaries and related charges		(8,854)	(13,923)	(114,660)	(109,684)
Taxes payable		(84)	(494)	9,753	16,937
Income and social contribution taxes payable		(8,907)	(84)	(216,643)	(304,654)
Other liabilities		28,094	9,268	177,374	49,614

Acquisition of CBIO and carbon credits	14	‐	‐	(80,969)	(153,096)
Payments of contractual assets with customers - exclusivity rights	10	‐	‐	(115,584)	(58,113)
Payment of contingencies		(1,512)	‐	(19,021)	(8,906)
Income and social contribution taxes paid		(6,418)	‐	(131,085)	(25,498)
Net cash provided by operating activities		125,402	579,934	1,102,592	3,019

CASH FLOWS FROM INVESTING ACTIVITIES
Financial investments, net of redemptions	4.2	40,386	14,871	1,093,018	1,244,432
Acquisition of property, plant and equipment and intangible assets	13; 14	(273)	(1,069)	(368,293)	(381,891)
Sale of investments and other assets		‐	‐	3,519	14,467
Capital increase and decrease in subsidiaries, associates and joint ventures	11	(61,013)	(3,000)	(150,253)	‐
Acquisition of investments and other assets	11	-	‐	(151,575)	(49,736)
Cash acquired in business combination		‐	‐	8	-
Related parties		-	-	31,190	(3,381)
Net cash consumed by investing activities		(20,900)	10,802	457,614	823,891

CASH FLOWS FROM FINANCING ACTIVITIES
Loans, financing and debentures
Proceeds	15	‐	‐	1,107,983	1,682,044
Repayments	15	‐	‐	(1,193,745)	(2,077,454)
Interest and derivatives (paid) or received		‐	‐	(556,799)	(336,895)
Payments of lease
Principal and interest paid	12.2	(911)	(943)	(145,288)	(87,264)
Dividends paid		(114)	(487,165)	(1,583)	(487,502)
Payments of financial liabilities of customers		‐	‐	(21,349)	(35,216)
Capital increase made by non-controlling shareholders and redemption of shares		‐	‐	13,000	‐
Repurchase of treasury shares		‐	(96,774)	‐	(96,774)
Net cash consumed by financing activities		(1,025)	(584,882)	(797,781)	(1,439,061)

Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations		‐	‐	(77,038)	(23,354)

Increase (decrease) in cash and cash equivalents - continuing operations		103,477	5,854	685,387	(635,505)
Cash and cash equivalents at the beginning of the period - continuing operations	4.1	42,145	4,186	3,175,125	2,071,593
Cash and cash equivalents at the end of the period - continuing operations	4.1	145,622	10,040	3,860,512	1,436,088

Non-cash transactions:
Addition and remeasurement on right-of-use assets and leases payable	12	‐	‐	72,253	77,230
Capital increase in associates through loan		-	-	27,514	-
Addition on contractual assets with customers - exclusivity rights	10	‐	‐	5,640	17,426
Acquisition of property, plant and equipment and intangible assets without cash effect		‐	‐	2,513	‐
Share buyback		‐	17,525	‐	17,525

The accompanying notes are an integral part of the interim financial information.

11

Ultrapar Participações S.A. and Subsidiaries
Statements of value added
For the periods ended March 31, 2026 and 2025
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2026	03/31/2025	03/31/2026	03/31/2025
Revenues
Gross revenue from sales and services, except rents and royalties	21	‐	‐	38,053,914	34,638,544
Rebates, discounts and returns	21	‐	‐	(321,473)	(224,040)
Allowance for expected credit losses	5	‐	‐	(23,974)	(496)
Amortization of contractual assets with customers - exclusivity rights	10; 21	‐	‐	(146,550)	(105,489)
Gain (loss) on disposal of assets and other operating income (expenses), net		(782)	(419)	(22,646)	(81,196)
		(782)	(419)	37,539,271	34,227,323

Materials purchased from third parties
Cost of products and services sold		‐	‐	(33,459,115)	(31,327,877)
Materials, energy, third-party services and others		64,279	57,700	(514,392)	(443,967)
Provision for assets losses		‐	‐	2,148	‐
		64,279	57,700	(33,971,359)	(31,771,844)

Gross value added		63,497	57,281	3,567,912	2,455,479

Retentions
Depreciation and amortization of intangible assets and right-of-use assets	12.a; 13; 14	(3,977)	(4,837)	(437,880)	(304,071)
		(3,977)	(4,837)	(437,880)	(304,071)

Net value added produced by the Company		59,520	52,444	3,130,032	2,151,408

Value added received in transfer
Total share of profit (loss) of subsidiaries, joint ventures and associates		821,211	333,764	(20,716)	(149,486)
Rents and royalties	21	‐	‐	37,020	79,494
Financial income	23	136,301	17,281	978,615	176,890
		957,512	351,045	994,919	106,898
Total value added available for distribution		1,017,032	403,489	4,124,951	2,258,306

Distribution of value added
Personnel and related charges
Salaries and wages		53,089	49,017	488,143	400,276
Benefits		9,117	6,914	128,261	113,763
Government Severance Indemnity Fund for Employees (FGTS)		1,670	1,657	29,777	26,102
Others		1,196	917	40,741	25,489
		65,072	58,505	686,922	565,630

Taxes, fees and contributions
Federal		48,455	6,084	911,162	804,723
State		309	‐	148,421	113,301
Municipal		‐	25	63,239	39,650

		48,764	6,109	1,122,822	957,674
Financial expenses and rents
Interest, foreign exchange variations and financial instruments		139	875	1,314,443	307,020
Rents		1,211	1,097	44,080	32,921
Others		26,272	4,057	42,526	31,877
		27,622	6,029	1,401,049	371,818
Remuneration of own capital
Retained earnings		875,574	332,846	914,158	363,184

		875,574	332,846	914,158	363,184
Value added distributed		1,017,032	403,489	4,124,951	2,258,306

The accompanying notes are an integral part of the interim financial information.

12

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

1. Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luís Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates on liquefied petroleum gas distribution and other energies (“Ultragaz”), fuel distribution and related businesses (“Ipiranga” or “IPP”), storage services for liquid bulk (“Ultracargo”) and logistics and waterway and multimodal infrastructure (“Hidrovias”). The information on segments is disclosed in Note 25.

This interim financial information was authorized for issuance by the Board of Directors on May 6, 2026.

1.1. Principles of consolidation and interest in subsidiaries

1.1.1 Principles of consolidation

In the preparation of the consolidated interim financial information the investments of one company in another, balances of asset and liability accounts, revenue transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the Company obtains direct or indirect control over an entity and ceases when the company loses control. Income and expenses of a subsidiary acquired are included in the consolidated statements of income and of comprehensive income from the date the Company gains control. Income and expenses of a subsidiary, in which the Company loses control, are included in the consolidated statements of income and of comprehensive income until the date the Company loses control.

When necessary, adjustments are made to the financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

13

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

1.1.2 Interest in subsidiarie

The consolidated interim financial information includes the following direct and indirect subsidiaries:

			Interest % rounded
			03/31/2026		12/31/2025
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ultra Mobilidade S.A	Brazil	Ipiranga	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Glazed Brasil S.A. (“Krispy Kreme”)	Brazil	Ipiranga	-	55	-	55
Centro de Conveniências Millennium Ltda. and subsidiaries	Brazil	Ipiranga	-	100	-	100
Neodiesel Ltda.	Brazil	Ipiranga	-	100	-	100
Serra Diesel Transportador Revendedor Retalhista Ltda.	Brazil	Ipiranga	-	60	-	60
Neoagro Diesel S.A.	Brazil	Ipiranga	-	60	-	60
Mi TRR Transportadora Retalhista e Revendedora de Combustíveis S.A.	Brazil	Ipiranga	-	51	-	51
Petrovila Combustíveis S.A.	Brazil	Ipiranga	-	60	-	60
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100
Irupé Biocombustíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading North America LLC.	United States	Ipiranga	-	100	-	100
Ipiranga Trading Middle East DMCC	Dubai	Ipiranga	-	100	-	100
Ipiranga Trading Europe S.A.	Switzerland	Ipiranga	-	100	-	100
Abastece Aí Participações S.A.	Brazil	Ipiranga	-	100	-	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	99	-	99	-
Ultragaz Energia Ltda. and subsidiaries	Brazil	Ultragaz	-	100	-	100
Nova Paraná Distribuidora de Gás Ltda. (1)	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	-	57	-	57
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
NEOgás do Brasil Gás Natural Comprimido S.A.	Brazil	Ultragaz	-	100	-	100
Ultragaz Comercializadora de Energia Ltda.	Brazil	Ultragaz	-	52	-	52
Ultragaz Energia e Corretagem de Seguros Ltda.	Brazil	Ultragaz	-	100	-	100
UVC Investimentos Ltda.	Brazil	Others	100	-	100	-
Ultra Logística Ltda.	Brazil	Hidrovias	100	-	100	-
Hidrovias do Brasil S.A.	Brazil	Hidrovias	-	60	-	59
Hidrovias do Brasil – Vila do Conde S.A.	Brazil	Hidrovias	-	100	-	100
Hidrovias do Brasil – Administração Portuária de Santos S.A.	Brazil	Hidrovias	-	100	-	100
Hidrovias del Sur S.A.	Uruguay	Hidrovias	-	100	-	100
Baloto S.A.	Uruguay	Hidrovias	-	100	-	100
Girocantex S.A.	Uruguay	Hidrovias	-	100	-	100
Cikelsol S.A.	Uruguay	Hidrovias	-	100	-	100
Resflir S.A.	Uruguay	Hidrovias	-	100	-	100
Hidrovias del Paraguay S.A.	Paraguay	Hidrovias	-	100	-	100
Pricolpar S.A.	Paraguay	Hidrovias	-	100	-	100
Hidrovias Navegación Fluvial S.A.	Paraguay	Hidrovias	-	100	-	100
Hidrovias South America BV	Netherlands	Hidrovias	-	100	-	100
Hidrovias International Finance S.à.r.l.	Luxembourg	Hidrovias	-	100	-	100
Ultracargo Logística S.A.	Brazil	Ultracargo	99	-	99	-
Ultracargo Soluções Logísticas S.A.	Brazil	Ultracargo	-	100	-	100
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
Imaven Imóveis Ltda.	Brazil	Others	100	-	100	-
Eaí Clube Automobilista S.A.	Brazil	Others	100	-	100	-
(1)	Non-operating company in closing phase.
14

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

1.2. Main events that occurred in the period

1.2.1 Acquisition of interest in Virtu GNL

In January 2026, the Company completed the acquisition of a 43.75% interest in Virtu GNL Participações S.A. (“Virtu”), for the amount of R$ 104 million. Virtu operates in two business segments: (i) logistics of liquefied natural gas (LNG) for own use, and (ii) provision of LNG-powered logistics services.

With the completion of the transaction, the Company began to share control of the investee and to be classified as a joint controlling shareholder of the investee, accounted for using the equity method, in accordance with the applicable accounting policy.

Under these conditions, the investment was initially recognized at fair value on the acquisition date and subsequently adjusted for the Company's share of the investee's profit (loss) and other comprehensive income, when applicable.

2. Basis of preparation and presentation of individual and consolidated interim financial information

The individual and consolidated interim financial information ("interim financial information"), identified as Parent and Consolidated, was prepared in accordance with the International Accounting Standard ("IAS") 34 – Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), and in accordance with the pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Brazilian Accounting Pronouncements Committee (“CPC”), approved by the Brazilian Federal Accounting Council (“CFC”) and presented in accordance with the rules issued by the Securities and Exchange Commission of Brazil (“CVM”).

The interim financial information were prepared and are presented:

  using consistent accounting policies and practices for Ultrapar and in its subsidiaries in all the years presented in these financial statements.

  in thousands of Brazilian Reais (“R$”), which is the Company’s functional currency, unless otherwise stated. The functional currency of Hidrovias’ subsidiaries in Uruguay, Paraguay, the Netherlands and Luxembourg is the U.S. dollar. The effects of translating the functional currency of foreign subsidiaries to Real are accounted for in equity as “Other comprehensive income”.

The financial information of foreign subsidiaries (Paraguay, Uruguay, Luxembourg and the Netherlands) is presented in Reais, translating the functional currency to the presentation currency, according to the following procedures:

• Assets and liabilities were translated using the closing rate at the reporting date;

• Equity was translated at historical cost; and

• Income and expenses were translated using the average monthly rate.

c.   considering all relevant proprietary information, which has been disclosed and corresponds to that used by the Company’s and its subsidiaries’ Management.

15

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

d.   according to Management’s judgments, estimates, and assumptions in the application of accounting policies that affect the reported amounts of income, expenses, assets, and liabilities, including contingent liabilities. The uncertainty related to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years.

e.   based on the historical cost, except for the following material items recognized in the statements of financial position:

(i)   Financial investments measured at fair value;

(ii) derivative and non-derivative financial instruments measured at fair value;

(iii) loans and financing measured at fair value;

(iv) future energy contracts measured at fair value;

(v) share-based payments and employee benefits measured at fair value; and

(vi) deemed cost of property, plant and equipment.

3. New accounting policies and changes in accounting policies

The Company evaluated and, when necessary, applied for the first time the new standards and interpretations issued by the International Accounting Standards Board (IASB) and the Brazilian Accounting Pronouncements Committee (“CPC”).

3.1.            New accounting policies and changes in accounting policies

3.1.1 Current accounting policies

The following amendments to standards and guidance issued by the IASB and CPC effective on or after January 1, 2026 were evaluated and do not change the accounting practice adopted by the Company:

•   IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments Disclosures

3.1.2 Accounting policies applicable to future events

The following new standards, amendments to standards and interpretations of IFRS Accounting Standards issued by the International Accounting Standards Board - IASB were not adopted since they are not effective or not applicable to the Company’s context in the period ended March 31, 2026. The Company and its subsidiaries plan to adopt these new standards, amendments, and interpretations, subject to their applicability.

•    IFRS 18/ CPC 51 – Presentation and Disclosure in Financial Statements

•    IFRS 19 – Subsidiaries without Public Accountability

•    Amendments to IAS 21 - Translation to a Hyperinflationary Presentation Currency

16

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

4. Cash and cash equivalents and financial investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the Interbank Deposits (“DI”), in repurchase agreement, financial bills, private securities and in short-term investment funds, whose portfolio is comprised of Brazilian Federal Government bonds and certificates of deposit of financial institutions and financial investments composed of a fixed-income component indexed to the DI rate and a variable component represented by financial instruments whose characteristics meet the criteria for compensation set forth in CPC 39 / IAS 32, resulting in the presentation of a net financial asset, and; (ii) outside Brazil, in certificates of deposit of financial institutions and in short-term investment funds, whose portfolio is comprised of Federal Government bonds.

4.1. Cash and cash equivalents

	Parent		Consolidated
	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Cash and banks
In local currency	4,734	289	578,454	432,604
In foreign currency	‐	‐	172,593	409,691
Financial investments considered cash equivalents
Securities and funds
In local currency	140,888	41,856	2,782,259	1,622,908
In foreign currency	‐	‐	327,206	709,922
Total cash and cash equivalents	145,622	42,145	3,860,512	3,175,125

4.2. Financial investments

	Parent		Consolidated
	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Financial investments
Securities and funds
In local currency (a)	1,478,945	1,417,728	2,047,788	3,311,585
In foreign currency (b)	‐	‐	3,144,304	2,921,770
Total financial investments	1,478,945	1,417,728	5,192,092	6,233,355
Current	50,023	6,515	3,298,014	3,851,758
Non-current	1,428,922	1,411,213	1,894,078	2,381,597

(a)	As of March 31, 2025, the Parent Company balance comprises (i) commercial notes in the amount of R$ 319,142 and (ii) financial instruments offset with the same counterparty, presented net of financial liabilities measured at fair value in the amount of R$ 4,474. The Consolidated Company balance comprises (i) financial bills and indexed-rate Brazilian Federal Government bonds totaling R$ 865,475 and (ii) the remaining amount, which substantially corresponds to financial instruments offset with the same counterparty, presented net of financial liabilities measured at fair value in the amount of R$ 4,474.
(b)	Refers substantially to financial investments made by subsidiary Ultrapar International in Time Deposits.

17

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

5. Trade receivables and reseller financing (Consolidated)

5.1. Trade receivables and reseller financing

Trade receivables	03/31/2026	12/31/2025
Domestic customers	4,393,217	3,946,459
Domestic customers - related parties (see Note 8)	2,692	6,449
Foreign customers	167,453	133,961
Foreign customers - related parties (see Note 8)	2,516	2,839
	4,565,878	4,089,708

(-) Allowance for expected credit losses	(363,873)	(352,472)

Total - trade receivables of customers	4,202,005	3,737,236

Current	4,171,331	3,703,954
Non-current	30,674	33,282

Reseller financing	03/31/2026	12/31/2025
Reseller financing	1,481,845	1,508,373
(-) Allowance for expected credit losses	(146,926)	(134,353)
Total – reseller financing	1,334,919	1,374,020
Current	586,639	573,093
Non-current	748,280	800,927

5.2. Allowance for expected credit losses – trade receivables and reseller financing

Movements in the allowance for expected credit losses of trade receivables and reseller financing are as follows:

	Trade receivables	Reseller financing	Total
Balance as of December 31, 2025	352,472	134,353	486,825
Additions	135,728	17,954	153,682
Reversals	(122,331)	(2,920)	(125,251)
Write-offs	(1,996)	(2,461)	(4,457)
Balance as of March 31, 2026	363,873	146,926	510,799

18

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

The table below presents information on credit risk exposure, resulting from balances of trade receivables and reseller financing.

	03/31/2026			12/31/2025
	Weighted average rate of expected losses	Gross accounting balance	Allowance for expected credit losses	Weighted average rate of expected losses	Gross accounting balance	Allowance for expected credit losses
Current	0.51%	4,758,645	24,363	0.51%	4,492,797	23,081
Less than 30 days	1.37%	253,232	3,480	1.57%	132,614	2,082
31-60 days	10.78%	87,366	9,422	8.06%	33,539	2,702
61-90 days	13.07%	23,665	3,093	13.17%	25,671	3,380
91-180 days	19.91%	69,284	13,794	21.73%	71,225	15,480
More than 180 days	53.38%	855,531	456,647	52.25%	842,235	440,100
		6,047,723	510,799		5,598,081	486,825

6. Inventories (Consolidated)

	03/31/2026	12/31/2025
Fuels, lubricants and greases	3,691,451	3,395,951
Raw materials	329,838	313,445
Purchase for future delivery (1)	111,583	102,985
Consumable materials and other items for resale	295,649	292,054
Liquefied petroleum gas - LPG	98,073	120,537
Properties for resale	19,192	19,192
	4,545,786	4,244,164

(1)	Refers substantially to ethanol, biodiesel and advances for fuel acquisition.

Movements in the provision for inventory losses are as follows:

03/31/2026
Opening balance	12,401
Reversal of provision for obsolescence and other losses	(768)
Addition to provision for adjustment to realizable value	394
Reversal of provision for adjustment to realizable value	(1,774)
Closing balance	10,253

19

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

7. Recoverable taxes (Consolidated)

7.1. Recoverable taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”), Social Integration Program (“PIS”) and Income Tax (IR) and the Social Contribution on Net Income (CSLL).

	03/31/2026	12/31/2025
ICMS (7.1.1)	1,448,075	1,394,916
PIS and COFINS (7.1.2)	3,747,716	3,863,682
IRPJ and CSLL (7.1.3)	714,203	664,056
Others	145,173	144,643
Total	6,055,167	6,067,297
Current	2,182,455	2,003,389
Non-current	3,872,712	4,063,908

7.1.1 The recoverable ICMS net of provision for losses is substantially related to the following operations:

Tax credits are recognized mainly of the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petrobras); c) credits for refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation base used is higher than that of the actual operation performed.

The amounts of recoverable ICMS are realized through the Company’s own operations subject to taxes, being a revolving credit, which means that the credits are monthly offset against the tax payable on sales and new credits are generated by the acquisition of inputs, as well as by the State's refund on tax substitution operations. Management estimates the realization of the credits classified in non-current assets within a term of up to 5 years.

7.1.2 The recoverable PIS and COFINS are substantially related to:

ICMS in the PIS and COFINS calculation basis - The balance of PIS and COFINS includes credits recorded under Laws 10,637/02 and 10,833/03, as well as amounts arising from a STF’s favorable decision (Theme 69) regarding the exclusion of ICMS from the PIS and COFINS calculation basis. The Company, through its subsidiaries, has credits in the amount of R$ 2,039,356 (R$ 2,039,260 as of December 31, 2025).

Supplementary Law 192 - On March 11, 2022 Supplementary Law (“LC” 192/22”) was published to reduce the tax burden of the fuel supply chain. Art. 9 of said law established the reduction of the PIS and COFINS tax rates levied on diesel, biodiesel and LPG to zero through December 31, 2022, ensuring at the same time the maintenance of credits taken across the whole supply chain up to September 21, 2022 (90 days after the publication of LC 194/22 that restricted the right to take credits on taxpayers), when it became effective.

The Company, through its subsidiaries, has credits in the amount of R$ 803,133 (R$ 814,319 as of December 31, 2025) from the LC 192/22. These credits were recorded considering the expectation of realization by the Company within a 5-year period from the date of generation, period in which the Company has the ability to use these credits. The estimated realization is updated annually considering the estimated future results.

7.1.3. Recoverable income and social contribution taxes - Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries, arising from the tax advances of previous years, as well as referring to lawsuits on the non-levy of IRPJ and CSLL on the monetary variation (SELIC) in the repetition of undue payments. Management estimates the realization of these credits within up to 5 years.

20

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

8. Related parties

8.1. Parent

	Assets		Liabilities
	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Transactions with joint ventures
Química da Bahia Indústria e Comércio S.A.	‐	‐	2,875	2,875

Transactions with subsidiaries
Ipiranga Produtos de Petróleo S.A.	60,918	55,930	389	408
Cia Ultragaz S.A.	29,267	30,399	‐	‐
Ultracargo Logística S.A.	326,297	315,348	‐	240
Eaí Clube Automobilista S.A.	‐	912	‐	87
Hidrovias do Brasil S.A.	5,553	5,118	388	388
am/pm Comestíveis Ltda.	2,868	3,901	84	421
Imaven Imóveis Ltda.	‐	‐	604	‐
Others	4,560	1,822	‐	‐
Total	429,463	413,430	4,340	4,419

Other receivables/payables	102,797	97,914	852	1,433
Trade payables	‐	‐	613	111
Related parties	7,524	7,524	2,875	2,875
Financial investments (1)	319,142	307,992	‐	‐

(1)	Refers to funds invested in subsidiary Ultracargo Logística S.A., remunerated at a rate of 106% of the CDI. The investment provides for the amortization of interest on a semiannual basis, with full repayment of the principal at maturity on October 25, 2027.

21

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

8.2. Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this Note. The balances and transactions between the Company and its subsidiaries with other related parties are highlighted below:

	Assets		Liabilities		Operating result - Sales/(Purchases)
	03/31/2026	12/31/2025	03/31/2026	12/31/2025	03/31/2026	03/31/2025
Transactions with subsidiaries and joint ventures

Transactions with joint ventures
Refinaria de Petróleo Riograndense S.A.	2	2	187	11,156	(12,133)	(126,019)
Latitude Logística Portuária S.A.	5,003	4,620	49	49	‐	‐
Navegantes Logística Portuária S.A.	38,738	90,850	‐	‐	‐	105
Nordeste Logistica II S.A.	9,292	8,686	26	44	-	-
Others	1,828	4,281	2,893	3,924	103	‐

Transactions with other related parties
Chevron Oronite Brasil Ltda. (1)	2,399	2,847	41,191	34,460	(72,464)	(50,677)
Chevron Products Company (1)	‐	‐	229,335	188,578	(204,285)	(130,962)
Others	2,786	3,218	319	1,726	(6,905)	(103)

Total	60,048	114,504	274,000	239,937	(295,684)	(307,656)

Trade receivables (Note 5)	5,208	9,288	‐	‐	‐	‐
Other receivables	11	20	‐	‐	‐	‐
Trade payables (Note 16)	‐	‐	271,125	237,062	‐	‐
Related parties	54,829	105,196	2,875	2,875	‐	‐
Sales and services provided	‐	‐	‐	‐	10,521	7,304
Purchases	‐	‐	‐	‐	(306,205)	(314,960)

(1)	Non-controlling shareholders and other related parties of Iconic.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on prices and terms negotiated between the parties, with customers and suppliers with comparable operational performance.

22

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

8.3. Key executives

The Ultrapar’s compensation policy and practices are designed to align short and long-term interests with shareholders and the Company’s sustainability. The short and long-term variable compensation is linked to growth goals in results and generated economic value, aligned with shareholders’ interests. Variable compensation also directs the professionals’ focus to the strategic plan approved by the Board of Directors, and is linked to annual growth goals in financial results and priority matters for the Company.

The expenses for compensation of its key executives (Company’s directors and executive officers) are shown below:

	03/31/2026	03/31/2025
Short-term compensation	8,509	11,219
Stock compensation	20,664	17,781
Post-employment benefit	318	765
Total	29,491	29,765

8.4. Stock plan (Consolidated)

The financial statements for the year ended December 31, 2025 (Note 8), disclose the features and measurement criteria of each plan (2017 Plan and 2023 Plan) offered by the Company, which remained unchanged during the quarter ended March 31, 2026. In the interim financial information for the period ended March 31, 2026 of subsidiary Hidrovias, Note 20.2 discloses the features and measurement criteria of the 1st long-term share-based incentive plan (“2025 Plan”), approved by Hidrovias’ Board of Directors on June 23, 2025, with the first grant awarded on July 1, 2025.

The table below summarizes the restricted and performance stock programs under the 2017 Plan and the 2023 Plan (Ultrapar), and the 2025 Plan (Hidrovias):

23

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

	Program	Grant date	Number of shares granted (Quantity)	Vesting period	Fair value of shares on the grant date (in R$)	Total exercisable grant costs, including taxes (in R$ thousands)	Accumulated recognized exercisable grant costs (in R$ thousands)	Unrecognized exercisable grant costs (in R$ thousands)
Ultrapar	Restricted	September 16, 2020	140,000	2026	23.03	5,464	(5,085)	379
Ultrapar	Restricted	September 22, 2021	1,000,000	2027	14.17	24,093	(19,624)	4,469
Ultrapar	Restricted	September 21, 2022	2,640,000	2032	12.98	64,048	(22,372)	41,676
Ultrapar	Restricted	December 07, 2022	1,500,000	2032	13.47	37,711	(12,574)	25,137
Ultrapar	Restricted	April 20, 2023	1,078,359	2026	14.50	29,507	(29,297)	210
Ultrapar	Performance	April 20, 2023	1,146,186	2026	14.50	31,466	(31,255)	211
Ultrapar	Restricted	September 20, 2023	3,700,000	2033	18.75	129,322	(33,452)	95,870
Ultrapar	Restricted	April 17, 2024	3,406,820	2027 to 2029	26.94	174,321	(81,924)	92,397
Ultrapar	Restricted	June 19, 2024	60,683	2027	21.47	2,468	(1,440)	1,028
Ultrapar	Restricted	October 01, 2024	1,295,000	2034	23.10	55,785	(8,368)	47,417
Ultrapar	Restricted	April 03, 2025	4,513,232	2027 to 2028	17.78	151,261	(40,972)	110,289
Ultrapar	Restricted	November 13, 2025	750,000	2035	22.84	32,430	(1,351)	31,079
Ultrapar	Restricted	March 27, 2026	1,064,639	2035	27.90	55,014	(1,406)	53,608
			22,294,919			792,890	(289,120)	503,770

Hidrovias	Restricted	July 01, 2025	1,244,523	2028	3.55	4,961	(1,358)	3,603
			23,539,442			797,851	(290,478)	507,373

03/31/2026
Ultrapar
Number of shares as of December 31, 2025	21,352,545
Ultrapar shares granted during the period	1,064,639
Cancellation of Ultrapar shares due to termination of executive	(61,768)
Ultrapar shares transferred (vesting)	(60,497)
Number of shares as of March 31, 2026	22,294,919

03/31/2026
Hidrovias
Number of shares as of December 31, 2025	1,244,523
Number of shares as of March 31, 2026	1,244,523

The Company does not have shares that were not transferred after the period for transfer of the ownership of the shares. For the three-month period ended March 31, 2026, an expense in the amount of R$ 38,510 was recognized in relation to the Plans (R$ 29,806 for the period ended March 31, 2025).

For all Ultrapar’s plans, settlements are made only with the delivery of treasury shares.

24

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

9. Income and social contribution taxes

9.1. Deferred income and social contribution taxes

	Parent		Consolidated
	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Assets - Deferred income and social contribution taxes on:
Provision for losses with assets	‐	‐	55,090	43,763
Provisions for tax, civil and labor risks	47,071	44,928	146,903	149,635
Provision for post-employment benefits	622	604	75,233	73,698
Provision for differences between cash and accrual basis (i)	‐	32,910	60,718	89,166
Goodwill on investments	‐	‐	34,348	32,747
Provision for asset retirement obligation	‐	‐	12,771	12,593
Operating provisions	5,310	4,841	85,964	61,311
Provision for profit sharing and bonus	2,902	9,002	38,557	97,240
Leases payable	1,999	2,253	561,814	583,232
Acquisition of shares from shareholders	‐	‐	93,497	82,128
Other temporary differences	48,129	36,358	181,319	194,698
Tax losses and negative basis for social contribution carryforwards	36,367	43,188	553,747	529,868
Total	142,400	174,084	1,899,961	1,950,079
Offsetting liability balance	(8,366)	(9,643)	(860,921)	(942,788)
Net balances presented in assets	134,034	164,441	1,039,040	1,007,291

Liabilities - Deferred income and social contribution taxes on:
Leases payable	1,656	1,891	461,141	484,879
Provision for differences between cash and accrual basis (i)	1,085	‐	249,243	268,466
Goodwill on investments	‐	‐	28,825	28,480
Business combination - fair value of assets	‐	‐	559,428	573,793
Provision for indemnification	‐	‐	88,584	88,854
Other temporary differences	5,625	7,752	138,288	136,213
Total	8,366	9,643	1,525,509	1,580,685
Offsetting asset balance	(8,366)	(9,643)	(860,921)	(942,788)
Net balances presented in liabilities	‐	‐	664,588	637,897

(i)	In the consolidated refers mainly to the income and social contribution taxes on foreign exchange variation of the derivative instruments.

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent	Consolidated
Balance as of December 31, 2025	164,441	369,394
Deferred IRPJ and CSLL recognized in profit (loss) for the period	(30,407)	(6,077)
Deferred IRPJ and CSLL recognized in equity	-	11,369
Others	-	(234)
Balance as of March 31, 2026	134,034	374,452

25

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

9.2. Reconciliation of income and social contribution taxes on profit or loss

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	03/31/2026	03/31/2025	03/31/2026	03/31/2025
Income before taxes	918,147	333,404	1,412,422	611,053
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	(312,170)	(113,357)	(480,223)	(207,758)
Adjustment to the statutory income and social contribution taxes:
Nondeductible expenses	(1,124)	(854)	(6,958)	(3,841)
Nontaxable revenues (i)	263	175	15,788	5,615
Adjustment to estimated income	‐	‐	1,466	422
Unrecorded deferred income and social contribution tax loss carryforwards	‐	‐	(41,853)	(20,137)
Share of profit (loss) of subsidiaries, joint ventures and associates	279,212	113,480	(7,043)	(50,825)
Interest on equity between subsidiaries	‐	‐	2,842	‐
Difference of rate in the measurement of taxes (ii)	-	-	15,183	-
Other adjustments	(8,754)	(2)	(26,962)	12,894
Income and social contribution taxes before tax incentives	(42,573)	(558)	(527,760)	(263,630)
Tax incentives – SUDENE (iii)	‐	‐	29,496	15,761
Income and social contribution taxes in the statement of income	(42,573)	(558)	(498,264)	(247,869)
Current	(12,166)	‐	(492,187)	(164,439)
Deferred	(30,407)	(558)	(6,077)	(83,430)
Effective IRPJ and CSLL rates - %	4.6	0.2	35.3	40.6

(i)	Consist of gains and income not taxable under the applicable tax legislation and amounts related to non-taxation of the income and social contribution taxes on the monetary variation (SELIC).
(ii)	Refers to differences in applicable tax rates in the countries where the Company’s subsidiaries operate.
(iii)	Certain subsidiaries have the benefit of income tax reduction for belonging to the sectors of the economy considered priority for the subsidized areas, with a 75% decrease in the income tax basis.

9.3. Tax losses and negative basis for social contribution carryforwards

As of March 31, 2026, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) and social contribution (CSLL), whose annual offsets are limited to 30% of taxable income in a given tax period, and do not expire.

26

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

The balances comprising deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	03/31/2026	12/31/2025
Oil Trading	68,070	68,920
Ultrapar	36,367	43,188
Ipiranga	300,409	300,409
Ultracargo Soluções Logística	47,145	42,808
Hidrovias do Brasil S.A.	29,149	29,149
Hidrovias do Brasil – Vila do Conde	44,208	16,970
Others	28,399	28,424
	553,747	529,868

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	03/31/2026	12/31/2025
Neogás	46,308	45,143
Integra Frotas	33,893	33,730
Stella	38,478	33,073
Millennium	14,551	14,440
Abastece aí	156,610	156,570
Hidrovias do Brasil S.A.	169,602	139,914
Hidrovias do Brasil – Administração Portuária de Santos	44,551	40,005
Others	7,760	9,897
	511,753	472,772

10. Contractual assets with customers - exclusivity rights (Consolidated)

Refers to exclusivity rights reimbursements of Ipiranga’s agreements with reseller service stations that are recognized at the time of their occurrence and amortized according to the conditions established in the agreement. Amortizations are recognized in profit or loss as reductions of sales revenue.

Changes are shown below:

03/31/2026
Opening balance	2,185,096
Additions	121,228
Amortization	(146,550)
Closing balance	2,159,774

Current	656,364
Non-current	1,503,410

27

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

11. Investments in subsidiaries, joint ventures and associates

The table below presents the positions of equity and income (loss) for the period by company:

				Parent
	Equity	Income (loss) for the year	Interest in share capital - %	Investment (Provision for loss on investment)		Share of profit (loss) of subsidiaries, joint ventures and associates
				03/31/2026	12/31/2025	03/31/2026	03/31/2025
Subsidiaries
Ultra Logística Ltda.	2,090,594	(33,028)	100.00	2,090,594	2,166,745	(33,028)	(138,525)
Ultrapar International S.A.	(55,625)	2,470	100.00	(55,625)	(58,094)	2,470	9,410
Ultracargo Logística Ltda	1,259,853	33,155	99.92	1,258,832	1,224,232	33,128	74,581
Companhia Ultragaz S.A.	1,107,567	173,961	99.99	1,107,404	1,130,862	173,935	127,907
UVC Investimentos Ltda.	159,548	(5,818)	100.00	159,548	90,366	(5,818)	(3,646)
Imaven Imóveis Ltda.	100,807	63	100.00	100,807	89,645	63	506
Ultra Mobilidade S.A. (*)	9,718,114	664,119	100.00	9,718,114	9,276,372	664,119	273,495
EAI Clube Automobilista S/A	5,088	(150)	100.00	5,088	5,238	(150)	‐
Joint ventures
Química da Bahia Indústria e Comércio S.A.	8,089	91	50.00	4,045	3,999	46	‐
Refinaria de Petróleo Riograndense S.A. (i)	189,908	(40,901)	33.14	62,932	(72,803)	(13,554)	(9,964)

Total (A)				14,451,739	13,856,562	821,211	333,764
Total provision for loss on investment (B)				(55,625)	(130,897)
Total investments (A-B)				14,507,364	13,987,459

(*)	Amounts adjusted for unrealized profits in equity and income for the period.
(i)	Investment considers capital loss balances of R$ 1,061 as of March 31, 2026 (R$ 6,126 as of December 31, 2025).

28

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

				Consolidated
	Equity	Income (loss) for the year	Interest in share capital - %	Investment (Provision for loss on investment)		Share of profit (loss) of subsidiaries, joint ventures and associates
				03/31/2026	12/31/2025	03/31/2026	03/31/2025
Joint ventures
União Vopak – Armazéns Gerais Ltda.	(1,193)	(344)	50.00	(597)	(425)	(172)	(251)
Refinaria de Petróleo Riograndense S.A.	189,908	(40,901)	33.14	62,932	(72,803)	(13,553)	(9,963)
Latitude Logística Portuária S.A.	5,917	(1,707)	50.00	2,959	3,813	(854)	(344)
Navegantes Logística Portuária S.A.	(4,532)	(10,153)	33.33	(1,511)	(2,381)	(3,384)	(2,604)
Nordeste Logística I S.A.	10,133	1,195	33.33	3,378	3,151	398	466
Nordeste Logística II S.A.	53,734	209	33.33	17,911	17,842	70	181
Nordeste Logística III S.A	124,702	876	33.33	41,567	18,184	292	(40)
Química da Bahia Indústria e Comércio S.A.	8,089	91	50.00	4,045	3,999	46	‐
Terminal de Combustíveis Paulínia S.A. ("Opla")	168,729	634	50.00	84,365	84,047	317	1,639
Limday S.A.	34,796	5,702	44.55	15,502	13,662	2,540	‐
Obrinel S.A.	196,430	1,193	49.00	96,251	100,847	584	‐
Baden S.A.	17,955	(854)	50.00	8,978	9,912	(427)	‐
Other investments	‐	‐	‐	138	436	‐	‐
Associates
Hidrovias do Brasil S.A.	-	-	44.51	‐	‐	-	(138,667)
Transportadora Sulbrasileira de Gás S.A.	13,915	89	25.00	3,479	3,640	22	494
Metalúrgica Plus S.A.	(1,433)	(82)	33.33	(478)	(450)	(27)	(25)
Plenogás Distribuidora de Gás S.A.	1,420	64	33.33	473	452	21	31
Virtu GNL Participações S.A.	119,277	(14,139)	43.75	52,184	‐	(6,186)	‐
Other investments	-	-	-	29	37	-	-

Goodwill on investments
Terminal de Combustíveis Paulínia S.A. ("Opla")	‐	‐	‐	117,306	117,306	‐	‐
Limday S.A.	‐	‐	‐	7,010	7,390	‐	‐
Virtu GNL Participações S.A.	‐	‐	‐	45,785	‐	‐	‐

Fair value adjustment on investments
Terminal de Combustíveis Paulínia S.A. ("Opla")	‐	‐	‐	36,822	37,225	(403)	(403)
Concession Agreement - Baloto	‐	‐	‐	4,062	4,163	‐	‐

Advances for investments
Advances for investments - Pão de Açúcar Group stations (i)	‐	‐	‐	49,189	59,403	‐	‐
Advances for investments - Virtu GNL (ii)	‐	‐	‐	‐	30,000	‐	‐
Advances for investments - Blustone	‐	‐	‐	‐	5,872	‐	‐

Total (A)				651,779	445,322	(20,716)	(149,486)
Total provision for loss on investment (B)				(2,586)	(76,059)
Total investments (A-B)				654,365	521,381

29

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

(i)	The amount refers to the advance for the acquisition of Pão de Açúcar Group service stations by subsidiary Centro de Conveniências Millenium Ltda.
(ii)	The amount refers to the advance for the acquisition of a 43.75% interest in Virtu GNL Participações S.A by subsidiary UVC Investimentos Ltda.

The financial position and income of subsidiaries which have relevant non-controlling interests is shown below:

	Consolidated
	Proportion of interest in share capital and voting rights held by non-controlling interests		Equity attributable to non-controlling interests		Income allocated to non-controlling interests for the period
	03/31/2026	12/31/2025	03/31/2026	12/31/2025	03/31/2026	03/31/2025
Subsidiaries	%	%
Hidrovias do Brasil S.A. (i)	40%	41%	1,291,951	1,390,560	(27,532)	‐
Iconic Lubrificantes S.A. (i)	44%	44%	430,726	407,379	32,012	19,134
Ultragaz Comercializadora de Energia Ltda. (i)	48%	48%	177,577	148,927	28,997	9,985
Other investments	-	-	139,210	117,479	5,107	1,219
			2,039,464	2,064,345	38,584	30,338

(i)	Considers the effects of allocation of fair value adjustments related to non-controlling interests.

30

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

Balances and changes in investments in subsidiaries, joint ventures and associates are as follows:

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Advances	Other investments	Total
Balance as of December 31, 2025 (i)	13,925,366	(68,804)	13,856,562	342,205	3,679	95,275	4,163	445,322
Share of profit (loss) of subsidiaries, joint ventures and associates (*)	834,719	(13,508)	821,211	(14,143)	(6,170)	‐	‐	(20,313)
Amortization of fair value adjustments	‐	‐	‐	(403)	‐	‐	‐	(403)
Dividends	(199,971)	‐	(199,971)	(342)	(183)	‐	‐	(525)
Equity instrument granted (ii)	8,250	‐	8,250	‐	‐	‐	‐	‐
Accumulated other comprehensive income	(73,230)	269	(72,961)	269	‐	‐	‐	269
Translation adjustments of foreign subsidiaries	‐	‐	‐	(6,769)	‐	‐	(101)	(6,870)
Capital increase/decrease	(89,240)	150,253	61,013	177,768	‐	-	‐	177,768
Acquisition of shares from shareholders	(22,063)	‐	(22,063)	‐	‐	‐	‐	‐
Acquisition of shares	-	-	-	-	104,155	-	-	104,155
Advances for investments - GPA stations	‐	‐	‐	‐	‐	(10,214)	‐	(10,214)
Advances for investments - Virtu GNL	-	-	-	-	-	(30,000)	-	(30,000)
Advances for investments - Blustone	‐	‐	‐	‐	‐	(5,872)	‐	(5,872)
Other movements	931	(1,233)	(302)	(1,529)	(9)	‐	-	(1,538)
Balance as of March 31, 2026 (i)	14,384,762	66,977	14,451,739	497,056	101,472	49,189	4,062	651,779

(*)	Adjusted for unrealized profits between subsidiaries.
(i)	Investments in subsidiaries, joint ventures and associates net of provision for loss on investment.
(ii)	Amounts refer to grants of long-term incentives in subsidiaries Ultra Mobilidade, Companhia Ultragaz, Ultracargo Logística and Ultra Logística.

31

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

12. Right-of-use assets and leases payable (Consolidated)

The Company and certain subsidiaries have leases, substantially related to: (i) Ipiranga: fuel stations and distribution bases; (ii) Ultragaz: points of sale and bottling bases; (iii) Ultracargo: port areas; (iv) Hidrovias: port areas and vessels and (v) Company: offices.

12.1. Right-of-use assets

	Residual average useful life (years)	Balance as of 12/31/2025	Additions and remeasurement	Write-offs	Transfers (i)	Translation adjustment	Amortization	Balance as of 03/31/2026
Cost:
Real estate	7	1,507,508	35,736	(59,731)	‐	(482)	‐	1,483,031
Port areas	18	1,124,903	9,677	‐	‐	‐	‐	1,134,580
Vehicles	2	419,483	24,867	(39,790)	(498)	(106)	‐	403,956
Equipment	2	57,476	1,973	(1,554)	498	‐	‐	58,393
Vessels	9	81,803	‐	‐	‐	(1,915)	‐	79,888
Others	5	53,259	‐	‐	‐	‐	‐	53,259
		3,244,432	72,253	(101,075)	‐	(2,503)	‐	3,213,107
Accumulated amortization:
Real estate	‐	(726,187)	‐	57,524	‐	181	(41,881)	(710,363)
Port areas	‐	(267,656)	‐	‐	‐	‐	(13,965)	(281,621)
Vehicles	‐	(208,558)	‐	33,049	478	38	(23,452)	(198,445)
Equipment	‐	(33,275)	‐	1,554	(478)	‐	(4,396)	(36,595)
Vessels	‐	(49,551)	‐	‐	‐	1,450	(3,594)	(51,695)
Others	‐	(30,511)	‐	‐	(1,315)	‐	(985)	(32,811)
		(1,315,738)	‐	92,127	(1,315)	1,669	(88,273)	(1,311,530)
Right-of-use assets		1,928,694	72,253	(8,948)	(1,315)	(834)	(88,273)	1,901,577

(i)	Refers to the transfer carried out from property, plant and equipment, in the amount of R$ 1,315.

12.2. Leases payable

The changes in leases payable are shown below:

03/31/2026
Opening balance	1,739,633
Interest accrued	40,475
Payments of leases and interest	(145,288)
Additions and remeasurement	72,253
Write-offs	(12,281)
Monetary variations and foreign exchange variations	(401)
Closing balance	1,694,391

Current	308,111
Non-current	1,386,280

32

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

The undiscounted future cash outflows are presented below:

	03/31/2026	12/31/2025
Up to 1 year	439,644	483,696
1 to 2 years	338,456	339,415
2 to 3 years	262,129	265,036
3 to 4 years	222,680	220,813
4 to 5 years	170,416	172,465
More than 5 years	1,225,691	1,246,359
Total	2,659,016	2,727,784

The contracts of leases payable are substantially indexed by the IGP-M.

In compliance with the CVM’s requirement under Official Letter SNC/SEP 02/2019, the potential right to PIS/COFINS recoverable embedded in the lease consideration, calculated based on the 9.25% rate in accordance with Brazilian tax legislation, amounted to R$ 245,959 in nominal cash flow, and R$ 156,731 in present value cash flow for the period ended March 31, 2026.

12.2.1. Discount rates

The weighted nominal average discount rates for the lease contracts of the Company are:

Contracts by maturity date and discount rate
Maturity dates of the contracts	Rate (% p.a.)
From 1 to 5 years	12.05%
From 6 to 10 years	11.24%
From 11 to 15 years	10.61%
More than 15 years	10.05%

33

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

13. Fixed assets (Consolidated)

	Residual average useful life (years)	Balance as of 12/31/2025	Additions	Depreciation	Transfers (i)	Write-offs	Translation adjustment	Opening balance – acquisition of subsidiaries (ii)	Balance as of 03/31/2026
Cost:
Land	-	801,434	11	‐	‐	(55)	‐	979	802,369
Buildings	19	2,600,830	3,944	‐	33,171	(1,166)	-	2,057	2,638,836
Leasehold improvements	11	1,719,673	8,781	‐	27,886	(1,968)	(4,414)	3,975	1,753,933
Machinery and equipment	8	4,992,933	40,887	‐	52,096	(8,616)	(3,068)	4,352	5,078,584
Automotive fuel/lubricant distribution equipment and facilities	8	3,332,723	8,458	‐	44,863	(6,809)	‐	637	3,972,480
Push boats, barges, ships	13	4,115,886	8,941	‐	(11,679)	(745)	(139,923)	‐	3,969,317
LPG tanks and bottles	3	1,165,746	23,433	‐	36	(7,524)	‐	‐	1,181,691
Vehicles	7	416,337	4,050	‐	(620)	(2,078)	(33)	‐	417,656
Furniture and fixtures	5	228,287	1,336	‐	(703)	(1,034)	(53)	174	228,007
IT equipment	2	376,199	1,942	‐	418	(1,335)	(370)	907	377,761
Construction in progress	-	1,496,336	136,953	‐	(167,826)	(93)	(1,083)	64	1,464,351
Advances to suppliers	-	21,339	16,354	‐	(433)	‐	‐	‐	37,260
Imports in progress	-	4,565	4,746	‐	‐	‐	‐	‐	9,311
		21,272,288	259,836	‐	(22,791)	(31,423)	(148,944)	13,145	21,342,111
Accumulated depreciation:
Buildings	‐	(872,720)	‐	(22,362)	55	723	‐	‐	(894,304)
Leasehold improvements	‐	(788,665)	‐	(23,058)	964	877	1,292	‐	(808,590)
Machinery and equipment	‐	(2,725,860)	‐	(81,916)	(826)	6,801	1,434	‐	(2,800,367)
Automotive fuel/lubricant distribution equipment and facilities	‐	(2,107,612)	‐	(35,235)	(423)	6,499	‐	‐	(2,136,771)
Push boats, barges, ships	‐	(1,224,815)	‐	(44,222)	19,843	478	50,814	‐	(1,197,902)
LPG tanks and bottles	‐	(738,429)	‐	(24,151)	353	6,530	‐	‐	(755,697)
Vehicles	‐	(203,725)	‐	(9,808)	705	464	33	‐	(212,331)
Furniture and fixtures	‐	(151,731)	‐	(3,838)	(118)	1,033	27	‐	(154,627)
IT equipment	‐	(291,451)	‐	(8,090)	1,686	1,137	182	‐	(296,536)
		(9,105,008)	‐	(252,680)	22,239	24,542	53,782	‐	(9,257,125)
Provision for impairment losses		(183)	‐	‐	‐	‐	‐	‐	(183)
Fixed assets		12,167,097	259,836	(252,680)	(552)	(6,881)	(95,162)	13,145	12,084,803

(i)	Refers to transfers of R$ 1,867 from intangible assets and R$ 1,315 to right-of-use assets.
(ii)	The total amounts of acquisitions made by the Company are substantially related to the acquisition of service stations from Grupo Pão e Açucar by its subsidiary Millenium.

34

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of the terminals’ assets, service stations, tanks, barges and distribution bases.

Advances to suppliers are basically related to manufacturing of assets for expansion of terminals, distribution bases and acquisition of real estate.

14. Intangible assets (consolidated)

	Residual average useful life (years)	Balance as of 12/31/2025	Additions	Amortization	Transfers (i)	Write-offs	Translation adjustment	Acquisition of subsidiaries (ii)	Balance as of 03/31/2026
Cost:
Goodwill	-	1,367,446	‐	‐	‐	‐	‐	‐	1,367,446
Software	3	2,162,461	110,592	‐	(141,608)	(155)	(578)	‐	2,130,712
Customer contracts	11	838,149	‐	‐	82	‐	(378)	‐	837,853
Distribution rights	11	255,629	‐	‐	‐	‐	‐	8,252	263,881
Brands	-	61,355	‐	‐	440	‐	‐	‐	61,795
Trademark rights	3	130,897	-	‐	‐	‐	‐	‐	130,897
Intangible assets in progress	‐	39,420	378	‐	(997)	-	48	‐	38,849
Decarbonization credits (CBIO)	-	‐	80,969	‐	‐	‐	‐	‐	80,969
Others	-	16,470	‐	‐	(387)	‐	‐	‐	16,083
		4,871,827	191,939	‐	(142,470)	(155)	(908)	8,252	4,928,485
Accumulated amortization:
Software	‐	(1,337,814)	‐	(55,146)	144,646	(73)	620	‐	(1,247,767)
Customer contracts	‐	(52,941)	‐	(36,147)	(82)	‐	320	‐	(88,850)
Distribution rights	‐	(121,530)	‐	(2,769)	(467)	-	‐	‐	(124,766)
Trademark rights	‐	(37,435)	‐	(2,122)	201	‐	‐	‐	(39,356)
Others	‐	(5,629)	‐	(743)	39	-	‐	‐	(6,333)
		(1,555,349)	‐	(96,927)	144,337	(73)	940	‐	(1,507,072)
Intangible assets		3,316,478	191,939	(96,927)	1,867	(228)	32	8,252	3,421,413

(i)	Refers to R$ 1,867 transferred to property, plant and equipment.
(ii)	The total amounts of acquisitions made by the Company are substantially related to the acquisition of service stations from Grupo Pão e Açucar by its subsidiary Millenium.

35

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

14.1. Goodwill

The remaining net balance of goodwill on the following acquisitions is assessed for impairment annually or more frequently when there is indication that the goodwill might be impaired. The amount is made up of the following acquisitions.

	Segment	03/31/2026	12/31/2025
Goodwill on the acquisition of:
Hidrovias (27.2)	Hidrovias	341,084	341,084
Ipiranga (i)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Neoagro Diesel	Ipiranga	62,833	62,833
Stella	Ultragaz	51,951	51,951
Temmar	Ultracargo	43,781	43,781
Ultragaz Comercializadora de Energia	Ultragaz	42,260	42,260
Petrovila	Ipiranga	34,934	34,934
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Neogás	Ultragaz	7,761	7,761
Mi TRR	Ipiranga	5,383	5,383
Baden	Hidrovias	1,731	1,731
Serra Diesel	Ultrapar	1,413	1,413
TEAS	Ultracargo	797	797
		1,367,446	1,367,446

(i)	Including R$ 246,163 presented as goodwill in the Parent.

The goodwill presented above is based on the expectation of future profitability, supported by appraisal reports, after allocation of the identified assets. In the three-month period ended March 31, 2026, the Company did not identify any event that indicated the need to carry out an impairment test.

Goodwill from investments in joint ventures and associates is presented under investments, for further information see Note 11.

36

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

15. Loans, financing and debentures (Consolidated)

15.1. Composition

					Consolidated
Description	Index/Currency	Weighted average financial charges 2026 (p.a.)	Weighted average hedging instruments	Maturity	03/31/2026	12/31/2025
Foreign currency-denominated:
Notes in the foreign market	USD	5.3%	142.6% of DI (*)	2026 to 2029	4,276,458	4,158,025
Foreign financing	USD	4.3%	103.9% of DI	2026 to 2029	3,157,982	2,554,217
Notes in the foreign market	USD	5.0%	106.7% of DI (**)	2031	934,037	984,400
Foreign financing	SOFR + USD	0.7%	103.8% of DI	2026 to 2029	705,668	1,295,481
Foreign exchange debentures	EUR	3.0%	104.4% of DI	2027	477,044	515,654
Foreign exchange debentures	USD	5.3%	101.7% of DI	2026	‐	339,836
Total in foreign currency					9,551,189	9,847,613

Brazilian Reais:
Debentures	CDI + R$	0.9%	n/a	2027 to 2031	3,485,094	3,455,058
Debentures – CRA	IPCA	5.4%	104.0% of DI	2028 to 2032	2,240,145	2,339,526
Debentures	IPCA	5.0%	103.0% of DI	2028 to 2031	1,053,963	1,063,019
CDCA	CDI + R$	0.9%	n/a	2027	567,569	547,587
Financing	R$	14.6%	106.6% of DI	2027	566,066	552,666
Debentures – CRA	R$	11.2%	104.4% of DI	2027	512,880	513,103
Debentures – CRA	CDI + R$	0.7%	n/a	2027	496,167	495,731
Debentures	IPCA	6.7%	CDI -1.4%	2032 to 2035	231,192	240,744
CDCA	CDI	109.0%	n/a	2026 to 2027	206,579	206,594
Commercial Paper	CDI + R$	0.2%	n/a	2027	88,928	89,083
Constitutional Fund (FNE)	TFC PÓS	2.9%	69.5% of DI	2028 to 2041	193,974	192,054
Constitutional Fund (FNE)	TFC PÓS	4.5%	CDI -2.4%	2030 to 2041	90,699	‐
Constitutional Fund (FNO)	TFC PÓS	3.1%	70.8% of DI	2028 to 2037	85,482	84,462
FINEP	TJLP	1.0%	n/a	2026 to 2032	26,232	27,249
Climate Fund	R$	9.4%	72.9% of DI	2026 to 2040	18,689	22,451
CCB	R$	17.5%	n/a	2026 to 2028	12,805	416,321
Total in Brazilian Reais					9,876,464	10,245,648
Total in foreign currency and Brazilian Reais					19,427,653	20,093,261
Current					4,359,732	4,251,131
1 to 2 years					3,756,354	3,923,059
2 to 3 years					4,106,396	4,227,274
3 to 4 years					3,035,709	3,525,329
4 to 5 years					1,996,085	1,038,873
More than 5 years					2,173,377	3,127,595
Non-current					15,067,921	15,842,130

(*)	Considers a protection instrument for the principal of 52.5% of the DI and for interest DI minus 1.4% for a notional amount of US$ 300 million. Does not include the positive result of the natural hedge strategy through financial investments in US$.
(**)	Considers a protection instrument for principal and interest at DI + 1.5% for a notional amount of US$ 107.5 million.

37

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

The changes in loans, financing and debentures are shown below:

03/31/2026
Opening balance	20,093,261
Proceeds	1,107,983
Interest accrued	407,459
Principal payment	(1,193,745)
Interest payment	(306,923)
Monetary variations and foreign exchange variations	(470,385)
Change in fair value	(209,997)
Closing balance	19,427,653

The transaction costs associated with debt issuance were deducted from the balance of the related liability and recognized in profit or loss according to the effective interest rate method. As of March 31, 2026, the amount recognized in profit or loss was R$ 7,907 (R$ 4,542 as of March 31, 2025). The balance to be recognized in the next periods is R$ 84,173 (R$ 92,080 as of December 31, 2025).

15.2. Guarantees

As of March 31, 2026, there was R$ 85,482 (R$ 84,462 as of December 31, 2025) in financing that had real guarantees. There was also R$ 18,076,147 (R$ 18,684,982 as of December 31, 2025) in financing without real guarantees, with sureties or promissory notes.

The Company and its subsidiaries offer collateral in the form of letters of guarantee for commercial and legal proceedings in the amount of R$ 100,822 as of March 31, 2026 (R$ 100,200 as of December 31, 2025).

Subsidiary Ipiranga issues collateral to financial institutions in connection with the amounts payable by some of its customers to such institutions, with maximum future settlements related to these guarantees in the amount of R$ 63,406 (R$ 87,160 as of December 31, 2025). If subsidiary Ipiranga is required to make any payment under these collateral arrangements, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until March 31, 2026, subsidiary Ipiranga did not have losses in connection with these collateral arrangements.

15.3. Relevant operations contracted in the period

The main operations contracted in the period are shown below:

Description	Index/ Currency	Financial charges	Hedging instruments	Issuance date	Maturity	Principal	Principal in R$	Remuneration payment	Nominal amount payment	Company
Constitutional Fund (FNE)	IPCA	4.5%	CDI - 2.4%	Jan-26	Jan-41	R$106,871	106,871	Monthly with grace period	2030 to 2041	Ultracargo Logística
Foreign financing	USD	4.2%	n/a	Feb/26	Jun/29	USD 53,200	277,172	Semiannually	At final maturity	Ipiranga
Foreign financing	USD	4.5%	103.9% CDI	Mar/26	Oct/27	USD 68,571	360,000	Semiannually	At final maturity	Ultracargo Logística
Foreign financing	USD	4.9%	103.9% CDI	Mar/26	Mar/27	USD 68,641	360,000	At final maturity	At final maturity	Cia Ultragaz

38

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

15.4. Covenants – Subsidiary Hidrovias

Financial Covenant linked to Debenture contracts

Hidrovias, through the 1st and 2nd Debenture Issuances, has a financial covenant of leverage (“net debt to EBITDA”), calculated on a consolidated basis and which must be equal to or less than 4.5x in 2022, (b) 4.0x between January 1, 2023 and December 2023 and (c) 3.5x from January 1, 2024 until the maturity date of the respective issues.

Failure to comply with the covenant does not accelerate the debt repayment and is not considered default. However, Hidrovias now has restrictions on raising new debts beyond those permitted by the covenants of the indenture of issuance and is restricted from paying the minimum mandatory dividends set forth by its Bylaws. Hidrovias does not expect any short- or medium-term impacts on its operations and believes it will not need additional loans or working capital beyond those already permitted by the covenants of the Indentures of Debenture Issuances to comply with its obligations.

As of March 31, 2026, Hidrovias did not comply with the aforementioned covenants, whereas as of December 31, 2025, the Company was in compliance with the applicable covenant limits.

16. Trade payables (Consolidated)

16.1. Trade payables

	03/31/2026	12/31/2025

Domestic suppliers	2,013,994	2,542,447
Trade payables - domestic related parties (see Note 8.2)	41,622	46,758
Foreign suppliers	1,027,937	1,863,835
Trade payables - foreign related parties (see Note 8.2)	229,503	190,304
	3,313,056	4,643,344

16.2. Trade payables - reverse factoring

The assignment of receivables does not result in any costs or fees with the financial institutions for the Company's subsidiaries, nor in the granting of guarantees of any type to these financial institutions. The decision to join this type of transaction is solely and exclusively of the supplier. The reverse factoring agreement does not substantially change the main characteristics of the commercial conditions previously established with the supplier. Therefore, the amounts payable to financial institutions for these transactions are presented in the trade payables line item.

As of March 31, 2026, to accurately reflect the essence of commercial transactions, the balance of reverse factoring transactions for which suppliers have already received payments was R$ 1,149,655 (R$ 3,785 as of December 31, 2025). The average payment term, in days, of suppliers that have joined the reverse factoring transactions and comparable suppliers is presented below:

	Consolidated
	Reverse factoring	Comparable suppliers[1]
Average payment term	15	7

[1]	Comparable suppliers are those that have not adhered to reverse factoring agreements, considering specific characteristics of payment conditions.

39

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

17. Employee benefits and private pension plan (Consolidated)

17.1. Post-employment benefits (Consolidated)

Some subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of FGTS, and health, dental care, and life insurance plans for eligible retirees.

The amounts related to such benefits are based on an annual valuation conducted by an independent actuary and reviewed by Management.

	03/31/2026	12/31/2025
Health and dental care plan (1)	187,564	184,105
Indemnification of FGTS	21,051	20,303
Seniority bonus	1,984	1,916
Life insurance (2)	9,533	9,292
Total	220,132	215,616
Current	23,297	19,067
Non-current	196,835	196,549

(1)	Applicable to Ipiranga and Iconic.
(2)	Applicable to Ipiranga, Ultragaz and Ultrapar.

18. Provisions for contingent liabilities (Consolidated)

18.1. Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties to tax, civil and labor disputes at the administrative and judicial levels. The table below presents the breakdown of provisions by nature and their changes:

Provisions	Balance as of 12/31/2025	Additions	Reversals	Payments	Interest	Balance as of 03/31/2026
IRPJ and CSLL	19,868	754	(82)	(162)	4	20,382
Tax	146,414	5,996	(194)	‐	10,759	162,975
Civil	161,695	8,287	(25,197)	(408)	236	144,613
Provision for indemnities (18.1.1)	145,633	956	(680)	(14,143)	1,850	133,616
Labor	61,004	7,987	(335)	(4,308)	335	64,683
Total	534,614	23,980	(26,488)	(19,021)	13,184	526,269
Current	49,175					51,060
Non-current	485,439					475,209

40

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

Balances of escrow deposits by nature are as follows:

	03/31/2026	12/31/2025
Tax	437,153	420,906
Labor	15,964	15,897
Civil	37,871	34,806
	490,988	471,609

In the period ended March 31, 2026, the monetary variation on escrow deposits amounted to R$ 11,690 (R$ 9,039 as of March 31, 2025). recorded as financial income in the statement of income for the period.

18.1.1 Provision for indemnities

As a result of the sale of Oxiteno, completed on April 1, 2022, Ultrapar assumed contractual liability for losses related to acts prior to the closing of the transaction. The provision for potential reimbursement to Indorama, in the event the losses materialize, amounts to R$ 109,333 as of March 31, 2026 (R$109,333 as of December 31, 2025), related to R$ 31,888 (R$ 32,384 as of December 31, 2025) for labor claims, R$ 28,605 (R$ 28,605 as of December 31, 2025) for civil claims and R$ 49,240 (R$ 48,344 as of December 31, 2025) for tax claims.

Regarding the sale of Extrafarma, completed on August 1, 2022, whose liability for losses prior to the transaction was assumed by subsidiary Ipiranga, the provision for potential reimbursement to Pague Menos, in the event the losses materialize, is R$ 23,883 as of  March 31, 2026 (R$ 36,297 as of December 31, 2025), of which R$ 10,016 (R$ 14,153 as of December 31, 2025) for labor claims, R$ 5,611 (R$ 7,798 as of December 31, 2025) for civil claims and R$ 8,254 (R$ 14,346 as of December 31, 2025) for tax claims.

18.2. Possible contingent liabilities

The Company and its subsidiaries are parties to administrative and legal proceedings for tax, civil and labor claims which, based on the assessment of the legal departments and the advice of external legal advisors, were classified as a possible loss. In accordance with the accounting practices adopted and the internal contingency guideline, these obligations do not meet the criteria for provision recognition and are therefore only disclosed in notes to the financial statements.

The contingent liabilities, classified as possible loss, by nature are as follows:

Contingent liabilities (possible)	03/31/2026	12/31/2025
Taxes (2.1)	7,822,811	6,027,879
Civil (2.2)	881,162	867,293
Labor	400,252	376,406
	9,104,225	7,271,578

18.2.1 Contingent tax liabilities

The Company and its subsidiaries are parties to administrative and judicial proceedings involving IRPJ and CSLL, mainly arising from denials of offset claims, which total R$ 554,376 as of March 31, 2026 (R$ 577,253 as of December 31, 2025). Regarding PIS and COFINS, tax credit disallowances from the non-cumulative regime are recorded, which total R$ 4,460,448 as of March 31, 2026 (R$ 3,136,458 as of December 31, 2025).

Additionally, subsidiary Ipiranga and its subsidiaries have legal proceedings related to discussions of ICMS, in the consolidated amount of R$ 2,159,628 as of March 31, 2026 (R$ 1,662,515 as of December 31, 2025). The main discussions involve assessments relating to: (i) the alleged non-payment of R$ 459,361 (R$ 444,766 as of December 31, 2025); (ii) the surcharge on products considered non-essential in the amount of R$ 251,903 (R$ 246,060 as of December 31, 2025); (iii) the reversal and disallowance of credits, in the amount of R$ 236,710 (R$ 236,808 as of December 31, 2025); (iv) the discussion regarding the collection of the State Fiscal Equilibrium Fund – FEEF, in the amount of R$ 228,350 (R$ 158,704 as of December 31, 2025); (v) inventory differences in the amount of R$ 212,710 (R$ 236,568 as of December 31, 2025); (vi) the conditioned fruition of tax incentive and other ICMS matters, in the amount of R$ 731,126 (R$ 314,309 as of December 31, 2025); and (vii) discussions related to non-compliance with ancillary obligations, in the amount of R$ 38,463 (R$ 25,299 as of December 31, 2025).

41

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

In addition, subsidiary Ipiranga and its subsidiaries are discussing the offset of excise tax (“IPI”) credits related to raw materials used in the manufacturing of products subject to taxation, which were subsequently sold and were not subject to IPI under the tax immunity, in the amount of R$ 203,677 as of March 31, 2026 (R$ 209,444 as of December 31, 2025). In April 2025, the Superior Court of Justice, under the repetitive appeals regime (Tema 1.247), ruled on the discussion in favor of the taxpayers.

Of the remaining amount of tax contingencies classified as potential losses, R$ 444,682 as of March 31, 2026 (R$ 442,210 as of December 31, 2025) relates to other proceedings involving the Company and its subsidiaries.

18.2.2 Contingent civil liabilities

The Company and its subsidiaries have contingent liabilities for civil claims in the amount of R$ 881,162 as of March 31, 2026 (R$ 867,293 as of December 31, 2025). Among these proceedings, the following claims involving subsidiary Cia. Ultragaz are highlighted: i) administrative proceedings filed by CADE, referring to alleged anti-competitive practices in municipalities in the Triângulo Mineiro region in 2001, and at the administrative level, Cia. Ultragaz was ordered to pay a fine, in the updated amount of R$ 39,808 as of March 31, 2026 (R$ 39,447 as of December 31, 2025); and ii) lawsuits filed by resellers, who are seeking indemnity, in addition to the nullity and termination of distribution contracts, totaling R$ 92,468 as of March 31, 2026 (R$ 95,971 as of December 31, 2025).

18.3. Lubricants operation between Ipiranga and Chevron

The provisions of shareholder Chevron’s liability amount to R$ 3,944 (R$ 4,020 as of December 31, 2025), for which a corresponding indemnification asset was recorded. This asset comprises R$ 197 related to tax claims (R$ 204 as of December 31, 2025), R$ 210 to civil claims (R$ 210 as of December 31, 2025), and R$ 3,537 to labor claims (R$ 3,606 as of December 31, 2025).

Additionally, due to a business combination, on December 1, 2017, a provision of R$ 198,900 was recorded relating to contingent liabilities and an indemnification asset in the same amount was recognized. The balance of this asset totaled R$ 88,520 as of March 31, 2026 (R$ 88,503 as of December 31, 2025). The amounts of provisions and contingent liabilities related to the business combination and the liability of the shareholder Chevron will be fully reimbursed to subsidiary Iconic in the event of losses without the need to recognize an allowance for expected credit losses.

18.4. Matters reported by the press

On March 26, 2026, the Company became aware of an investigation conducted by the Federal Public Prosecutor’s Office of the State of São Paulo (Ministério Público Federal do Estado de São Paulo), referred to as “Fisco Paralelo”, relating to an alleged scheme involving the early release of ICMS tax credits by public officials of the São Paulo State Department of Finance (Secretaria da Fazenda de São Paulo) through the engagement of certain law firms. According to media reports disclosed, the investigation contains references, to the Company’s subsidiary Ipiranga. As of the date of these financial statements, neither the Company nor Ipiranga has been formally notified by the competent authorities about the investigation.

Notwithstanding the foregoing the Company has engaged independent external advisors to conduct an independent review of the facts referenced in the media reports, and such review is ongoing.

Based on information available as of the date of these financial statements, the Company is unable to predict the duration, scope or ultimate outcome of this investigation, or any actions or proceedings that may be commenced or brought in connection therewith.

Management understands that, as of this date, the facts mentioned do not result in material impacts on the financial statements or operations of the controlled subsidiary Ipiranga or of the Group.

42

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

19. Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 6,411,244 shares of the Company.

On February 26, 2025 and August 13, 2025, the Board of Directors confirmed the issuance of 67,679 and 342,691, respectively, common shares within the authorized capital limit provided by article 6 of the Company’s Bylaws, due to the partial exercise of the rights conferred by the subscription warrants.

As set out in the association agreement between the Company and Extrafarma of January 31, 2014 and due to the unfavorable decisions on some lawsuits with triggering events prior to January 31, 2014, 792,065 shares linked to the subscription warrants – indemnification were canceled and not issued. As of March 31, 2026, R$ 20,172 was recorded as financial expense (R$ 3,666 as of March 31, 2025) due to the update of subscription warrants, and 2,579,497 shares linked to subscription warrants – indemnification remain retained, which may be issued or canceled depending on whether the final decisions on the lawsuits will be favorable or unfavorable, being the maximum number of shares that can be issued in the future, totaling R$ 74,083 (R$ 53,911 as of December 31, 2025).

20. Equity

20.1. Share capital

As of March 31, 2026, the subscribed and paid-up capital consists of 1,115,849,873 common shares with no par value (1,115,849,873 as of December 31, 2025), and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings. The total amount of the capital as of March 31, 2026 is R$ 7,987,100 (R$ 7,987,100 as of December 31, 2025).

The price of the Company-issued shares on B3 as of March 31, 2026 was R$ 28.72 (R$ 20.90 as of December 31, 2025).

As of March 31, 2026, there were 70,252,889 common shares outstanding abroad in the form of ADRs (70,252,989 shares as of December 31, 2025).

20.2. Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury (see Note 8.4). As of March 31, 2026, the balance of treasury shares granted with right of use was 19,587,216 common shares (18,601,046 as of December 31, 2025).

20.3. Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Resolutions 2/20 and 77/22.

As of March 31, 2026, the balance was R$ 821,488 (R$ 822,526 as of December 31, 2025) and 27,495,338 common shares (28,542,005 as of December 31, 2025) were held unrestricted in the Company's treasury, acquired at an average cost of R$ 17.45 per share.

03/31/2026
Balance of unrestricted shares held in treasury	27,495,338
Balance of treasury shares granted with right of use	19,587,216
Total balance of treasury shares	47,082,554

43

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

20.4. Capital reserve

The capital reserve reflects the gain or loss on the disposal of shares for concession of usufruct to executives of the Company's subsidiaries, when the plan is finalized, as mentioned in Note 8.4.

Because of the association with Extrafarma in 2014, the Company recognized an increase in the capital reserve in the amount of R$ 498,812, due to the difference between the value attributed to share capital and the market value of the Ultrapar shares on the date of issuance, less R$ 2,260 related to the costs for the issuance of these shares.

Additionally, on February 26, 2025 and August 13, 2025, there was an increase in the reserve in the amounts of R$ 1,126 and R$ 6,737, respectively, due to the partial exercise of the subscription warrants – indemnification (see Note 19).

20.5. Approval of dividends

On March 4, 2026, the Board of Directors approved the distribution of dividends for the fiscal year 2025 in the amount of R$ 1,413,313 (R$ 1.27 per share). Of this amount, R$ 326,005 (R$0.30 per share) refer to interim dividends paid as resolved by the Board of Directors on August 13, 2025 and R$ 1,087,308 (R$ 1.00 per share) to interim dividends paid as resolved by the Board of Directors on December 1, 2025.

21. Net revenue from sales and services (Consolidated)

	03/31/2026	03/31/2025
Sales revenue:
Merchandise	36,843,843	34,054,088
Services rendered and others	986,971	457,288
Electricity (1)	260,120	160,741
Sales returns, rebates and discounts	(321,473)	(224,040)
Amortization of contract assets	(146,550)	(105,489)
	37,622,911	34,342,588

Taxes on sales	(871,341)	(1,013,326)

Net revenue	36,751,570	33,329,262

(1)	Refers to revenue from the sale of electricity of subsidiary Ultragaz Comercializadora.

44

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

22. Costs, expenses and other operating results by nature

The Company presents its results by nature in the consolidated statement of income and details below its costs, expenses and other operating results by nature:

	Parent		Consolidated
	03/31/2026	03/31/2025	03/31/2026	03/31/2025
Raw materials and materials for use and consumption	‐	‐	(32,731,207)	(30,636,655)
Personnel expenses	(75,740)	(68,756)	(759,019)	(638,651)
Freight and storage	‐	‐	(289,926)	(277,248)
Depreciation and amortization	(3,241)	(4,087)	(349,607)	(225,684)
Services provided by third parties	(17,783)	(21,319)	(168,529)	(169,545)
Purchase of electricity (a)	‐	‐	(205,394)	(128,842)
Decarbonization obligation (b)	‐	‐	(56,896)	(116,422)
Amortization of right-of-use assets	(736)	(750)	(88,273)	(78,387)
Advertising and marketing	(368)	(302)	(47,953)	(29,687)
Bonuses and commissions	‐	‐	(32,310)	(29,585)
Taxes and fees	(305)	(57)	(46,842)	(6,139)
Other expenses and income, net	(9,241)	(7,110)	(144,510)	(57,216)
Shared Services Center/Holding expenses	94,664	89,296	‐	‐

Total	(12,750)	(13,085)	(34,920,466)	(32,394,061)

Classified as:
Cost of products and services sold	‐	‐	(33,577,632)	(31,187,631)
Selling and marketing	‐	‐	(663,990)	(601,565)
General and administrative	(11,948)	(12,635)	(655,701)	(518,362)
Other operating income (expenses), net	(802)	(450)	(23,143)	(86,503)

Total	(12,750)	(13,085)	(34,920,466)	(32,394,061)

(a)	Refers to the purchase of electricity of subsidiary Ultragaz Comercializadora.
(b)	Refers to the obligation established by the RenovaBio program to meet decarbonization targets for the gas and oil sector. The amounts are presented in Other operating income (expenses), net.

45

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

23. Financial result

	Parent		Consolidated
	03/31/2026	03/31/2025	03/31/2026	03/31/2025
Financial income:
Interest and other income from financial investments	133,820	11,606	353,163	114,825
Interest from customers	‐	‐	46,035	43,550
Selic interest on PIS/COFINS credits	‐	‐	40,753	10,222
Other finance income	2,481	5,675	12,386	8,293
	136,301	17,281	452,337	176,890
Financial expenses:
Interest on loans, financing and financial instruments	‐	(428)	(751,775)	(338,581)
Interest on leases payable	(139)	(180)	(40,475)	(32,878)
Update of subscription warrants (see Note 19)	(20,172)	(3,666)	(20,172)	(3,666)
Bank charges, financial transactions tax, and other taxes	(285)	(267)	(33,862)	(21,019)
Update of provisions and other expenses	(6,039)	(46)	(8,598)	(26,092)
	(26,635)	(4,587)	(854,882)	(422,236)
Monetary variations and foreign exchange variations, net
Revenues	‐	‐	526,278	568,324
Expenses	‐	‐	(522,196)	(502,947)
	‐	‐	4,082	65,377
Financial result, net	109,666	12,694	(398,463)	(179,969)

46

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

24. Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a stock plan and subscription warrants, as mentioned in Notes 8.4 and 19, respectively.

	01/01/2026 to 03/31/2026	01/01/2025 to 03/31/2025
Basic earnings per share

Net income for the year of the Company	875,574	332,846
Weighted average number of shares outstanding (in thousands)	1,068,765	1,093,932
Basic earnings per share - R$	0.8192	0.3043

Diluted earnings per share

Net income for the year of the Company	875,574	332,846
Weighted average number of outstanding shares (in thousands), including dilution effects	1,092,953	1,110,955
Diluted earnings per share - R$	0.8011	0.2996

Weighted average number of shares (in thousands)

Weighted average number of shares for basic earnings per share	1,068,765	1,093,932
Dilution effect
Subscription warrants	2,579	2,939
Stock plan	21,609	14,084

Weighted average number of shares for diluted earnings per share	1,092,953	1,110,955

Earnings per share were adjusted retrospectively by the issuance of 3,266,694 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in Note 19.

47

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

25. Segment information

The segments shown in these financial statements are strategic business units supplying different products and services. Intersegment sales are made considering the conditions negotiated between the parties.

The main segments are presented in the table below:

Segment	Main activities
Ultragaz

Distribution of liquefied petroleum gas (LPG) in the segments: bulk, comprising condominiums, trade, services, industries and agribusiness; and bottled, mainly comprising residential consumers. To expand the offer of energy solutions to its customers, the company also operates in the segments of renewable energy solutions and compressed natural gas.

Ipiranga

Distribution and sale of oil-related products, biofuels and similar products (gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants) to service stations that operate under the Ipiranga brand throughout Brazil and to major consumers and carrier-reseller-retailer (TRRs), as well as in the convenience stores and automotive services segments.

Ultracargo	Operates in specialized liquid bulk storage solutions in the main logistics centers of Brazil.
Hidrovias (1)	Operations in logistics solutions and waterway and multimodal infrastructure, in Brazil and abroad.

(1)	As of May 2025, through the acquisition of control according to Note 27.2, the Company began to report Hidrovias as a new operating segment.

25.1. Geographic area information

The subsidiaries generate revenue from operations in Brazil, as well as from exports of products and services to foreign customers, as disclosed below:

	03/31/2026	03/31/2025
Net revenue from sales and services:
Brazil	36,474,542	33,169,116
Europe	22,906	3,205
United States of America and Canada	11,637	89,156
Other Latin American countries	193,532	37,264
Others	48,953	30,521
Total	36,751,570	33,329,262

48

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

25.2. Financial information related to segments

The main financial information of each of the continuing operations of the Company’s segments is as follows.

03/31/2026
Profit or loss	Ipiranga	Ultragaz	Ultracargo	Hidrovias (3)	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	33,110,304	2,964,662	276,467	444,811	2,286	36,798,530	(46,960)	36,751,570
Transactions with third parties	33,110,019	2,963,823	233,016	444,811	(99)	36,751,570	-	36,751,570
Intersegment transactions	285	839	43,451	‐	2,385	46,960	(46,960)	‐
Cost of products and services sold	(30,812,307)	(2,357,528)	(118,495)	(326,967)	9	(33,615,288)	37,656	(33,577,632)
Gross profit	2,297,997	607,134	157,972	117,844	2,295	3,183,242	(9,304)	3,173,938
Operating income (expenses)
Selling and marketing	(517,574)	(148,184)	(2,188)	(996)	‐	(668,942)	4,952	(663,990)
General and administrative	(367,345)	(111,625)	(40,110)	(80,149)	(62,312)	(661,541)	5,840	(655,701)
Results from disposal of property, plant and equipment and intangible assets	(7,961)	(452)	135	8,755	20	497	‐	497
Other operating income (expenses), net	(43,446)	2,439	1,823	17,790	(1,737)	(23,131)	(12)	(23,143)
Operating income (loss)	1,361,671	349,312	117,632	63,244	(61,734)	1,830,125	1,476	1,831,601
Share of profit (loss) of subsidiaries, joint ventures and associates	(3,478)	16	145	2,698	(19,694)	(20,313)	‐	(20,313)
Amortization of fair value adjustments on associates acquisition	‐	‐	(403)	‐	‐	(403)	‐	(403)
Gain on acquisition of control of associate	‐	‐	‐	‐	‐	‐	‐	‐
Total share of profit (loss) of subsidiaries, joint ventures and associates	(3,478)	16	(258)	2,698	(19,694)	(20,716)	‐	(20,716)

Income (loss) before financial result and income and social contribution taxes	1,358,193	349,328	117,374	65,942	(81,428)	1,809,409	1,476	1,810,885
Depreciation and amortization (a)	102,037	85,730	37,156	119,167	4,361	348,451	(1,476)	346,975
Amortization of contractual assets with customers - exclusivity rights	146,550	‐	‐	‐	‐	146,550	‐	146,550
Amortization of right-of-use assets	49,799	18,673	10,561	8,505	735	88,273	‐	88,273
Amortization of fair value adjustments on associates acquisition	‐	‐	403	‐	‐	403	‐	403
Total depreciation and amortization	298,386	104,403	48,120	127,672	5,096	583,677	(1,476)	582,201

(a)	The amount is net of PIS and COFINS on depreciation in the amount of R$ 2,632.

49

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

03/31/2025
Profit or loss	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	30,234,384	2,863,393	270,631	2,056	33,370,464	(41,202)	33,329,262
Transactions with third parties	30,234,356	2,863,102	231,649	155	33,329,262	‐	33,329,262
Intersegment transactions	28	291	38,982	1,901	41,202	(41,202)	‐

Cost of products and services sold	(28,805,594)	(2,327,868)	(103,456)	‐	(31,236,918)	49,287	(31,187,631)

Gross profit	1,428,790	535,525	167,175	2,056	2,133,546	8,085	2,141,631

Operating income (expenses)
Selling and marketing	(451,816)	(149,264)	(2,239)	‐	(603,319)	1,754	(601,565)
General and administrative	(309,999)	(98,547)	(39,746)	(61,711)	(510,003)	(8,359)	(518,362)
Results from disposal of property, plant and equipment and intangible assets	5,452	(228)	51	32	5,307	‐	5,307
Other operating income (expenses), net	(104,824)	15,560	2,378	383	(86,503)	‐	(86,503)

Operating income (loss)	567,603	303,046	127,619	(59,240)	939,028	1,480	940,508

Share of profit (loss) of subsidiaries, joint ventures and associates	(2,000)	158	1,388	(148,629)	(149,083)	‐	(149,083)
Amortization of fair value adjustments on associates acquisition	‐	‐	(403)	‐	(403)	‐	(403)
Total share of profit (loss) of subsidiaries, joint ventures and associates	(2,000)	158	985	(148,629)	(149,486)	‐	(149,486)

Income (loss) before financial result and income and social contribution taxes	565,603	303,204	128,604	(207,869)	789,542	1,480	791,022

Depreciation and amortization (a)	(107,228)	(81,813)	(29,299)	(4,834)	(223,174)	1,476	(221,698)
Amortization of contractual assets with customers - exclusivity rights	(105,488)	(1)	‐	‐	(105,489)	‐	(105,489)
Amortization of right-of-use assets	(53,450)	(16,369)	(7,818)	(750)	(78,387)	‐	(78,387)
Amortization of fair value adjustments on associates acquisition	‐	‐	(403)	‐	(403)	‐	(403)
Total depreciation and amortization	(266,166)	(98,183)	(37,520)	(5,584)	(407,453)	1,476	(405,977)

(a)	The amount is net of PIS and COFINS on depreciation in the amount of R$ 3,986.
(1)	Includes in the line “General and administrative and Revenue from sale of goods” the amount of R$ 47,840 in 2026 (R$ 47,889 in 2025) of expenses related to Ultrapar's holding structure.
(2)	The “Others” column refers to the parent Ultrapar and subsidiaries Imaven, Ultrapar International, UVC Investimentos, Eaí Clube Automobilista and share of profit (loss) of joint venture RPR and of Hidrovias while associate.
(3)	The “Hidrovias” segment is composed of Hidrovias (HBSA3), which became consolidated in May 2025, and its parent company Ultra Logística, direct subsidiary of Ultrapar, and therefore, the reported numbers may contain differences with the numbers reported by Hidrovias (HBSA3).

50

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

25.3. Assets by segment

03/31/2026
Assets	Ipiranga	Ultragaz	Ultracargo	Hidrovias (1)	Others (2)	Total
Investments	115,438	3,952	238,521	131,800	164,654	654,365
Fixed assets	3,427,233	1,712,566	2,605,708	4,202,529	136,767	12,084,803
Intangible assets	1,409,455	291,745	286,349	1,159,426	274,438	3,421,413
Right-of-use assets	806,608	179,435	620,937	289,668	4,929	1,901,577
Other current and non-current assets	22,346,826	2,864,092	522,028	2,208,776	4,213,234	32,154,956
Total assets (excluding intersegment transactions)	28,105,560	5,051,790	4,273,543	7,992,199	4,794,022	50,217,114

December 31, 2025
Assets	Ipiranga	Ultragaz	Ultracargo	Hidrovias (1)	Others (2)	Total
Investments	102,837	4,092	238,607	135,973	39,872	521,381
Fixed assets	3,428,819	1,667,025	2,596,271	4,340,526	134,456	12,167,097
Intangible assets	1,277,871	274,971	286,219	1,201,198	276,219	3,316,478
Right-of-use assets	826,598	187,116	620,628	288,733	5,619	1,928,694
Other current and non-current assets	21,191,237	3,563,356	447,929	2,351,670	3,861,152	31,415,344
Total assets (excluding intersegment transactions)	26,827,362	5,696,560	4,189,654	8,318,100	4,317,318	49,348,994

(1)	The “Hidrovias” column is composed of Hidrovias and its parent company Ultra Logística, a direct subsidiary of Ultrapar, which is not part of Hidrovias segment, and therefore, the reported numbers may contain differences with the numbers reported by Hidrovias.
(2)	The “Others” column refers to the parent Ultrapar and subsidiaries Imaven, Ultrapar International, UVC Investimentos, Eaí Clube Automobilista and share of profit (loss) of joint venture RPR.

51

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

26. Financial instruments (Consolidated)

Classes and categories of financial instruments and their fair values

The balances of financial instrument assets and liabilities and the measurement criteria are presented in accordance with the following categories:

(a)	Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;
(b)	Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
(c)	Level 3 - inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

		Level	Carrying value		Carrying value	Fair value
March 31, 2026	Note		Measured at fair value through profit or loss	Measured at amortized cost	Total
Financial assets:
Cash and cash equivalents
Cash and banks	4.1		‐	751,047	751,047	751,047
Securities and funds in local currency	4.1	Level 2	1,165,747	1,616,512	2,782,259	2,782,259
Securities and funds in foreign currency	4.1		‐	327,206	327,206	327,206
Financial investments
Securities and funds in local currency	4.2	Level 2	1,951,253	96,535	2,047,788	2,047,788
Securities and funds in foreign currency	4.2		‐	3,144,304	3,144,304	3,144,304
Derivative financial instruments
Financial	26.6	Level 2	567,785	‐	567,785	567,785
Operational	26.6	Level 2	474,147	‐	474,147	474,147
Energy trading futures contracts	26.8	Level 2	1,132,391	‐	1,132,391	1,132,391
Trade receivables	5.1		‐	4,565,878	4,565,878	4,565,878
Reseller financing	5.1		‐	1,481,845	1,481,845	1,481,845
Related parties	8		‐	54,829	54,829	54,829
Other receivables and other assets			‐	624,567	624,567	624,567

Total			5,291,323	12,662,723	17,954,046	17,954,046

Financial liabilities:
Financing and debentures	15.1	Level 2	9,333,784	10,093,869	19,427,653	19,376,084
Derivative financial instruments			‐	‐	‐	‐
Financial	26.6	Level 2	772,908	‐	772,908	772,908
Operational	26.6	Level 2	637,496	‐	637,496	637,496
Energy trading futures contracts	26.8	Level 2	703,592	‐	703,592	703,592
Trade payables	16.1		‐	3,313,056	3,313,056	3,313,056
Trade payables - reverse factoring	16.2		‐	1,149,655	1,149,655	1,149,655
Subscription warrants – indemnification	19	Level 1	74,083	‐	74,083	74,083
Financial liabilities of customers			‐	55,232	55,232	55,232
Contingent consideration			‐	36,412	36,412	36,412
Related parties	8		‐	2,875	2,875	2,875
Other payables			‐	1,132,026	1,132,026	1,132,026
Total			11,521,863	15,783,125	27,304,988	27,253,419

52

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

		Level	Carrying value		Carrying value	Fair value
December 31, 2025	Note		Measured at fair value through profit or loss	Measured at amortized cost	Total
Financial assets:
Cash and cash equivalents
Cash and banks	4.1		‐	842,295	842,295	842,295
Securities and funds in local currency	4.1	Level 2	515,456	1,107,452	1,622,908	1,622,908
Securities and funds in foreign currency	4.1		‐	709,922	709,922	709,922
Financial investments			‐	‐	‐	‐
Securities and funds in local currency	4.2	Level 2	3,188,963	122,622	3,311,585	3,311,585
Securities and funds in foreign currency	4.2		‐	2,921,770	2,921,770	2,921,770
Derivative financial instruments			‐	‐	‐	‐
Financial	26.6	Level 2	777,064	‐	777,064	777,064
Operational	26.6	Level 2	123,253	‐	123,253	123,253
Energy trading futures contracts	26.8	Level 2	1,095,362	‐	1,095,362	1,095,362
Trade receivables	5.1		‐	4,089,708	4,089,708	4,089,708
Reseller financing	5.1		‐	1,508,373	1,508,373	1,508,373
Related parties	8		‐	105,196	105,196	105,196
Other receivables and other assets			‐	469,109	469,109	469,109
Total			5,700,098	11,876,447	17,576,545	17,576,545

Financial liabilities:
Financing and debentures	15.1	Level 2	9,713,213	10,380,048	20,093,261	20,020,048
Derivative financial instruments			‐	‐	‐	‐
Financial	26.6	Level 2	501,148	‐	501,148	501,148
Operational	26.6	Level 2	79,767	‐	79,767	79,767
Energy trading futures contracts	26.8	Level 2	734,873	‐	734,873	734,873
Trade payables	16.1		‐	4,643,344	4,643,344	4,643,344
Trade payables - reverse factoring	16.2		‐	3,785	3,785	3,785
Subscription warrants – indemnification	19	Level 1	53,911	‐	53,911	53,911
Financial liabilities of customers			‐	74,326	74,326	74,326
Contingent consideration			‐	74,760	74,760	74,760
Related parties	8		‐	2,875	2,875	2,875
Other payables			‐	957,148	957,148	957,148
Total			11,082,912	16,136,286	27,219,198	27,145,985

The fair value of financial instruments measured at Level 2 is described below:

Securities and funds in local currency: Estimated at the fund unit value as of the date of the financial statements, which corresponds to their fair value.

Derivative instruments: Estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on the closing date.

53

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

Energy trading futures contracts: The fair value considers: (i) the prices established in recent purchases and sales; and (ii) the market price projected in the availability period. Whenever the fair value at initial recognition differs from the transaction price for these contracts, a gain or loss is recognized.

Financing and debentures: Estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on the closing date. The fair value calculation of notes in the foreign market used the quoted price in the market.

Financial risk management

The Company and its subsidiaries are exposed to strategic/operational risks and economic/financial risks. Operational/strategic risks (including demand behavior, competition, technological innovation, and material changes in the industry) are addressed by the Company’s management model.

Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as commodities prices, exchange and interest rates, as well as the characteristics of the financial instruments used and their counterparties. These risks are managed through specific strategies and control policies.

The Company has a financial risk policy approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit.

The Financial Risk Committee is responsible for monitoring the compliance with the Policy and deciding on any cases of non-compliance. The Audit and Risk Committee (“CAR”) advises the Board of Directors in the efficiency of controls and in the review of the Risk Management Policy. The Risk, Integrity and Audit Director monitors the compliance with the Policy and reports to CAR and the Board of Directors the exposure to the risks and any cases of non-compliance with the Policy.

The Company and its subsidiaries are exposed to the following risks, which are mitigated and managed using specific financial instruments:

Risks	Exposure origin	Management
Market risk - exchange rate	Possibility of losses resulting from exposures to exchange rates other than the functional presentation currency, which may be of a financial or operational origin.	Seek exchange rate neutrality, using hedging instruments if applicable.
Market risk - interest rate	Possibility of losses resulting from the contracting of fixed-rate financial assets or liabilities.	Maintain most of the net financial exposure indexed to floating rates, linked to the basic interest rate.
Market risk - commodity prices	Possibility of losses resulting from changes in the prices of the main raw materials or products sold by the Company and their effects on profit or loss, statement of financial position and cash flow.	Hedging instruments, if applicable.
Credit risk	Possibility of losses associated with the counterparty's failure to comply with financial obligations due to insolvency issues or deterioration in risk classification.	Diversification and monitoring of counterparty’s solvency and liquidity indicators.
Liquidity risk	Possibility of inability to honor obligations, including guarantees, and incurring losses.	For cash management: financial investments liquidity. For debt management: seek the combination of better terms and costs, by monitoring the ratio of average debt term to financial leverage.

54

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

26.1. Market risk - exchange and interest rates

Currency risk management is guided by neutrality of currency exposures and considers the risks associated to changes in exchange rates. The Company considers as its main exposure the assets and liabilities in foreign currency.

The Company and its subsidiaries use foreign exchange hedging instruments to protect their assets, liabilities, receipts, disbursements and investments in foreign currencies. These instruments aim to reduce the effects of foreign exchange variations, within the exposure limits of its Policy.

As to the interest rate risk, the Company and its subsidiaries raise and invest funds mainly linked to the DI. The Company seeks to maintain most of its financial assets and liabilities with floating interest rates, adopting instruments that hedge against the risk of changes in interest rates.

The assets and liabilities exposed to foreign currency, translated to Reais, and/or exposed to floating interest rates are shown below:

			Exchange rate			Interest rate
	Note	Currency	03/31/2026	12/31/2025	Index	03/31/2026	12/31/2025
Assets
Cash, cash equivalents, and financial investments	4	USD	3,644,103	4,041,383	DI	3,701,533	3,149,064
Trade receivables, net of allowance for expected credit losses	5.1	USD	169,989	136,800	-	‐	‐
Other assets in foreign currency	-	USD	17,719	35,366	-	‐	‐
			3,831,811	4,213,549		3,701,533	3,149,064
Liabilities
Loans, financing and debentures (1)	15.1	USD/ EUR/ JPY	(9,647,829)	(9,953,946)	DI	(4,844,336)	(5,210,374)
Loans – FINEP	15.1		‐	‐	TJLP	(26,232)	(27,249)
Foreign suppliers (2)	16.1	USD	(1,075,774)	(1,882,109)	-	‐	‐
Other liabilities in foreign currency	-	USD	(112,579)	(3,049)	‐	‐	‐

			(10,836,182)	(11,839,104)		(4,870,568)	(5,237,623)
Derivative instruments	26.6	USD / EUR / JPY	6,804,297	7,827,902	DI	(11,600,216)	(11,211,803)
			(200,074)	202,347		(12,769,251)	(13,300,362)
Net liability position - equity			377,045	318,867		‐	‐
Net liability position - profit or loss			(577,119)	(116,520)		(12,769,251)	(13,300,362)

(1)	Gross transaction costs of R$ 21,875 (R$ 24,546 as of December 31, 2025), discount on notes in the foreign market of R$ 2,575 (R$ 3,355 as of December 31, 2025), and amortization of fair value adjustment of R$ 72,190.
(2)	Net balance of imports in progress in the amount of R$ 181,666 as of March 31, 2026.

55

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

Sensitivity analysis with devaluation of the Real and interest rate increase

	Exchange rate - Real devaluation (i)	Interest rate increase (ii)
Effect on profit or loss	(18,496)	85,554
Effect on equity	12,084	‐
Total	(6,412)	85,554

(i)	The average U.S. dollar rate of R$ 5.3867 was used for the sensitivity analysis, based on future market curves as of March 31, 2026 on the net position of the Company exposed to the currency risk, simulating the effects of devaluation of the Real on profit or loss. The closing rate considered was R$ 5.2194. The table above shows the effects of the exchange rate changes on the net asset position of R$ 193,439 (or US$ 37,062 using the closing rate) in foreign currency as of March 31, 2026.
(ii)	For the probable scenario presented, the Company used as a base scenario the market curves affected by the Interbank Deposit (DI) rate and the Long-Term Interest Rate (TJLP). The sensitivity analysis shows the incremental expenses and income that would be recognized in financial result, if the market curves of floating interest at the base date were applied to the average balances of the current year. The annual base rate used was 14.65% and the sensitivity rate was 13.98% according to reference rates made available by B3.

26.2. Market risk - commodity prices

The Company and its subsidiaries are exposed to commodity price risk, mainly in relation to diesel and gasoline, affected by macroeconomic and geopolitical factors. Furthermore, in the first quarter of 2026, the external environment was marked by greater volatility in international oil and derivatives markets, influenced by geopolitical tensions in regions that are strategic for production and transportation. This scenario resulted in higher and more unstable international fuel prices and logistics costs, affecting the global dynamics of supply and demand.

In the Brazilian market, the combination of higher international prices and uncertainties in the external scenario has, at certain times, widened the gap between domestic and international prices, influencing import dynamics and margin formation throughout the supply chain.

The foreign exchange derivative instruments and commodities designated as fair value hedge are concentrated in subsidiary IPP. The objective is to convert the cost of the imported product from fixed to variable until fuel blending, aligning it to the sales price. IPP uses over-the-counter derivatives for this hedge operation, aligning them with the value of the inventories of imported product.

To mitigate this risk, the Company continuously monitors the market and uses hedge operations with derivative contracts, traded on the stock exchange and the over-the-counter market.

Derivative	Fair value (R$ thousand)		Possible scenario (∆ of 10% - R$ thousand)
	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Commodity forward	(169,121)	51,189	(64,234)	(1,811)

(1)	The table above shows the positions of derivative financial instruments to hedge commodity price risk as of March 31, 2026 and December 31, 2025, in addition to a sensitivity analysis considering a valuation of 10% of the closing price for each year. For further information, see Note 26.6.

56

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

26.3. Credit risk

Credit risk is related to the possibility of non-compliance with a commitment by a counterparty in a transaction. Credit risk is managed strategically and arises from cash equivalents, financial investments, derivative financial instruments and trade receivables, among others.

26.3.1 Financial institutions and government

The credit risk of financial institutions and governments related to cash and cash equivalents, financial investments and derivative financial instruments as of March 31, 2026, by counterparty rating, is summarized below:

	Fair value
Counterparty credit rating	03/31/2026	12/31/2025
AAA	9,986,920	9,893,391
AA	35,305	353,060
A	11,048	7,855
Others	61,263	54,491
Total	10,094,536	10,308,797

26.3.2 Trade receivables

Credit granting is managed in subsidiaries based on policies and criteria specific to each business segment. The process includes credit analysis, the establishment of limits and required guarantees, with approval at predefined approval levels.

The subsidiaries manage credit throughout the customer’s life cycle, with specific processes for monitoring credit risk and renegotiating or executing credit, as applicable.

For further information on the allowance for expected credit losses, see Note 5.2.

26.4. Liquidity risk

Liquidity risk is the possibility of the Company facing difficulties to comply with its financial obligations, which must be settled with payments or other financial assets.

The main sources of liquidity of the Company and its subsidiaries arise from:

(i)	cash and financial investments;
(ii)	cash flow generated by its operations; and
(iii)	loans.

57

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

The Company and its subsidiaries have sufficient working capital and sources of financing to meet their current needs. As of March 31, 2026, the Company and its subsidiaries had R$ 7,158,526 in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities and leases payable as of March 31, 2026 by the Company and its subsidiaries, listed by maturity. The amounts presented are the contractual undiscounted cash flows, and may differ from the amounts disclosed in the statement of financial position:

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total

Loans, including future contractual interest (1) (2)	5,521,532	11,460,945	6,816,335	3,245,301	27,044,113
Derivative instruments (3)	1,148,307	1,275,260	300,989	29,418	2,753,974
Trade payables	3,313,056	‐	‐	‐	3,313,056
Trade payables - reverse factoring	1,149,655	‐	‐	‐	1,149,655
Leases payable	439,644	600,585	393,096	1,225,691	2,659,016
Financial liabilities of customers	49,634	9,321	‐	‐	58,955
Other payables	193,559	1,018	‐	‐	194,577
	11,815,387	13,347,129	7,510,420	4,500,410	37,173,346

(1)	The interest on loans was estimated based on the US dollar, Euro at closing and on the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 and BACEN as of March 31, 2026.
(2)	Includes estimated interest on short-term and long-term loans until the contractually foreseen payment date.
(3)	The derivative instruments were estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of March 31, 2026. In the table above, only the derivative instruments with negative results at the time of settlement were considered.

26.5. Capital management

The Company manages and optimizes its capital structure based on indicators to ensure business continuity while maximizing return to its shareholders.

Capital structure is comprised of net debt (loans, financing and debentures according to Note 15 and leases payable according to Note 12.2 after deduction of cash, cash equivalents and financial investments according to Note 4), and the “financial” derivative financial instruments, assets and liabilities, according to Note 26 Classes and categories of financial instruments and their fair values, and equity.

The Company may change its capital structure according to economic and financial conditions. Moreover, the Company also seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

58

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

Annually, the Company and its subsidiaries revise their capital structure, evaluating the cost of capital and the risks associated with each class of capital including the leverage ratio analysis, which is determined as the ratio between net debt and equity.

The leverage ratio at the end of the period/year is as follows:

	Consolidated
	03/31/2026	12/31/2025
Gross debt and lease payable (a)	21,122,044	21,832,894
Cash, cash equivalents, and short-term investments (b)	9,052,604	9,408,480
Financial instruments (c)	(205,123)	275,916
Net debt = (a) - (b) - (c)	12,274,563	12,148,498
Equity	18,509,820	17,730,617
Net debt-to-equity ratio	66.31%	68.52%

26.6. Selection and use of derivative financial instruments

In selecting derivative instruments, the Company considers the estimated rates of return, risks, liquidity, calculation methodology for the carrying and fair values, and the applicable documentation.

Derivative financial instruments are used to hedge identified risks, at amounts that do not exceed 100% of the identified risk. Derivatives are referred to as "derivative instruments" to reflect their restricted function of hedging identified risks.

The table below summarizes the gross balance of the position of derivative instruments contracted as well as of the gains (losses) that affect the equity and the statement of income of the Company and its subsidiaries:

59

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

Derivatives designated as hedge accounting
Product	Contracted rates		Maturity	Notional amount (2)	Fair value as of 03/31/2026		Gains (losses) as of 03/31/2026
	Assets	Liabilities		03/31/2026	Assets	Liabilities	Profit or loss	Fair value adjustment of the hedged item
Foreign exchange swap (1)	USD + 4.8%	103.7% DI	Feb/29	USD 536,806	‐	(234,875)	(201,998)	(5,995)
Foreign exchange swap (1)	EUR + 3.0%	104.4% DI	Feb/37	EUR 77,535	‐	(85,284)	(56,783)	908
Foreign exchange swap (1)	SOFR + 0.9%	103.8% DI	Feb/29	USD 202,627	‐	(104,768)	(147,433)	3,819
Interest rate swap (1)	IPCA + 5.2%	105.2% DI	Jun/32	BRL 2,420,000	245,590	‐	(171,018)	169,792
Interest rate swap (1)	IPCA + 6.7%	CDI -1.4%	Oct/35	BRL 235,355	7,625	‐	(17,115)	17,368
Interest rate swap (1)	TFC Pós + 3.0%	69.9% DI	Nov/41	BRL 358,871	‐	(13,382)	(3,595)	(2,972)
Interest rate swap (1)	TFC Pós + 4.5%	CDI - 2.4%	Jan-41	BRL 106,871	‐	(4,417)	(4,417)	17,602
Interest rate swap (1)	12.8%	104.7% DI	Apr/40	BRL 1,048,881	‐	(24,646)	(10,787)	9,475
Commodity forward (1)	BRL	Heating Oil/ RBOB	Feb/37	USD 1,212	64,900	(61,126)	(8,154)	‐
NDF (1)	BRL	USD	Apr/26	USD 363,608	15,677	(9,906)	(2,060)
				Total - designated	333,792	(538,404)	(623,360)	209,997
Derivatives not designated as hedge accounting								‐

Foreign exchange swap	USD	52.5% CDI	Jun/29	USD 300,000	310,641	‐	(83,595)	‐
Foreign exchange swap	USD + 5.0%	106.7% CDI	Feb/31	USD 107,500	‐	(30,587)	(33,646)	‐
Interest rate swap	IPCA + 6.0%	91.6% CDI	Oct/31	USD 449,700	3,210	(420)	63	‐
NDF	USD	BRL	Dec-26	USD 1,640	719	(1,704)	(29,880)	‐
Commodity forward	BRL	Heating Oil/ RBOB	Dec-26	USD 57,462	393,570	(566,465)	(211,345)	‐
Interest rate swap	USD + 5.3%	CDI - 1.4%	Jun/29	USD 300,000	‐	(272,824)	(46,109)	‐
				Total - not designated	708,140	(872,000)	(404,512)	‐

				Total	1,041,932	(1,410,404)	(1,027,872)	209,997
				Current	474,865	(819,314)
				Non-current	567,067	(591,090)

(1)	Derivative financial instruments designated for fair value hedge accounting (see Note 26.7.1).
(2)	Currency as indicated.

60

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

Derivatives designated as hedge accounting
Product	Contracted rates		Maturity	Notional amount (3)	Fair value as of 12/31/2025		Gains (losses) as of 03/31/2025
	Assets	Liabilities		12/31/2025	Assets	Liabilities	Profit or loss	Fair value adjustment of the hedged item
Foreign exchange swap (1)	USD + 4.9%	103.5% DI	Feb/29	USD 459,863	759	(113,093)	(65,976)	(15,904)
Foreign exchange swap (1)	EUR + 3.0%	104.4% DI	Feb/37	EUR 77,535	15,833	(27,803)	(31,009)	(1,520)
Foreign exchange swap (1)	JPY + 1.5%	109.4% DI	Mar/25	JPY 12,564,393	‐	‐	(30,283)	323
Foreign exchange swap (1)	SOFR + 0.9%	103.5% DI	Feb/29	USD 302,627	2,953	(54,511)	(26,678)	-
Interest rate swap (1)	TFC Pós + 5.3%	103.8% DI	Oct/35	BRL 2,655,355	367,790	‐	94,295	70,780
Interest rate swap (1)	TFC Pós + 3.0%	69.9% DI	Nov/41	BRL 358,871	3,765	(15,143)	(2,765)	(24,102)
Interest rate swap (1)	12.8%	104.7% DI	Apr/40	BRL 1,048,881	1,572	(20,605)	10,913	-
Commodity forward (1)	BRL	Heating Oil/ RBOB	Mar/26	USD 548,628	63,293	(52,819)	(14,753)	‐
NDF (1)	BRL	USD	Mar/26	USD 206,491	6,986	(14,690)	3,226	‐
				Total - designated	462,951	(298,664)	(63,030)	29,577
Derivatives not designated as hedge accounting
Foreign exchange swap	USD	52.5% CDI	Jun/29	USD 300,000	378,422	‐	(73,842)	‐
Foreign exchange swap	USD + 5.0%	1.6% CDI	Feb/31	USD 50,000	‐	(11,798)	(22,021)	‐
Interest rate swap	IPCA + 6.0%	92.4% CDI	Oct-28	USD 380,000	2,728	‐	-	‐
NDF	USD	BRL	Mar/26	USD 244,037	3,242	(31,480)	-	‐
Commodity forward	BRL	Heating Oil/ RBOB	Nov/26	USD 98,504	52,974	(12,259)	18,759	‐
Interest rate swap	USD + 5.3%	1.4% CDI	Jun/29	USD 300,000	‐	(226,714)	(2,809)	‐
				Total - not designated	437,366	(282,251)	(79,913)	‐

				Total	900,317	(580,915)	(142,943)	29,577
				Current	127,254	(246,064)
				Non-current	773,063	(334,851)

(1)	Derivative financial instruments designated for fair value hedge accounting (see Note 26.7.1).
(2)	Currency as indicated.

61

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

26.7. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

The hedged items and the hedging instruments have a high correspondence, since the contracted instruments have characteristics equivalent to the transactions considered as the hedged item. The Company and its subsidiaries designated a hedge ratio for transactions designated as hedge accounting, since the underlying risks of the hedging instruments correspond to the risks of the hedged items.

The Company and its subsidiaries discontinue the hedge accounting when the hedging instrument is settled, the hedged item ceases to exist or the hedge no longer meets the requirements for hedge accounting due to the absence of an economic relationship between the hedged item and the hedging instrument.

26.7.1 Fair value hedge

The Company and its subsidiaries use derivative financial instruments such as fair value hedge to mitigate the risk of variations in interest, exchange rates and commodities, which affect the amount of contracted debts. As of March 31, 2026, no material ineffectiveness was identified in fair value hedge operations.

26.7.2 Cash flow hedge

As of March 31, 2026, the Company and its subsidiaries do not have cash flow hedges.

26.8. Financial instruments (energy trading futures contracts)

The Company’s subsidiaries operate in the Free Contracting Environment (ACL) and have entered into bilateral energy purchase and sale contracts with different market players. Accordingly, they assume short and long-term commitments. As a result of mismatched operations, they assume energy surplus or deficit positions, which are measured at a future market price curve (forward curve). Therefore, the Company designates these contracts as financial instruments, according to IFRS 9/CPC 48, at the beginning of the contract, to include the recording of the correct exposure to the risk of future purchase and sale transactions of bilateral contracts.

Sensitivity analysis – level 2 hierarchy

	Valuation technique	Fair value of energy contracts	Sensitivity of inputs to fair value (a)
Financial assets	Discounted cash flow method	1,132,391	+10%	1,355,394
			-10%	878,692

Financial liabilities		703,592	+10%	963,434
			-10%	444,052

(a)	This 10% variation scenario represents a fluctuation considered reasonable by the Company, based on the history of negotiations concluded under similar market conditions.

62

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

27. Acquisition of Interest and Control

27.1. Acquisition of service stations from Pão de Açúcar Group by subsidiary Millennium

On June 10, 2024, through its subsidiary Centro de Conveniências Millenium Ltda., the Company signed a contract for the acquisition of 49 service stations from Pão de Açúcar Group, located in the state of São Paulo, for R$ 130,000 plus working capital adjustments. CADE approved the transaction on July 22, 2024. On August 13, 2024, R$ 90,000 was paid as an advance.

Until the period ended March 31, 2026, the acquisition of 26 out of 49 service stations was completed for a total amount of R$ 60,937, of which R$ 40,811 had previously been paid as an advance.

27.2. Hidrovias do Brasil S.A.

In the period from 2023 to 2025, the Company, through its subsidiary Ultra Logística Ltda., made successive acquisitions of shares of Hidrovias do Brasil S.A., initially classified as a financial asset and subsequently as an investment in an associate, until the effective obtainment of corporate control in May 2025, then holding 50.15% of Hidrovias' share capital. The key terms, relevant events, applicable accounting criteria, and purchase price allocation (PPA) were disclosed in the corresponding Note to the annual Financial Statements for the year ended December 31, 2025.

After obtaining control, the Company, through its subsidiary, made additional acquisitions of interests that do not qualify as a business combination. Thus, the differences between the price paid and the equity value of the interests acquired were recorded directly in equity, under acquisition of shares from shareholders. As of March 31, 2026, the Company's interest in Hidrovias was 59.75% (58.72% as of December 31, 2025), with no other relevant changes related to the business combination during the quarter.

27.3. Petrovila Combustíveis S.A

On December 1, 2025, Neodiesel Ltda., indirect subsidiary of Ultrapar Participações S.A., completed the acquisition of 60% of the capital of Petrovila Combustíveis S.A., qualifying the transaction as a business combination as defined in IFRS 3 / CPC 15 (R1). The main terms and conditions of the acquisition were disclosed in the corresponding Note to the annual Financial Statements for the year ended December 31, 2025.

The total value of the consideration was R$ 72,199, with R$ 50,000 paid through a capital contribution and R$ 22,012 recorded as contingent consideration to be settled after the contractual clauses have been fulfilled.

As of December 31, 2025, the Company determined provisional goodwill in the amount of R$ 34,934, with the purchase price allocation (PPA) remaining in process, with completion expected in 2026. For the period ended March 31, 2026, there were no material changes to the terms of the business combination or the provisional values determined.

63

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2026

27.4. Neoagro Diesel S.A

On November 17, 2025, Neodiesel Ltda., indirect subsidiary of Ultrapar Participações S.A., completed the acquisition of 60% of the capital of Neoagro Diesel S.A. (“Neoagro”), qualifying the transaction as a business combination as defined in IFRS 3 (CPC 15 (R1)) – Business Combinations.

Neoagro is headquartered in Uruçuí, in the state of Piauí, and operates predominantly in that state in the Transporter-Reseller-Retailer (TRR) segment, carrying out the commercialization and transportation of bulk fuels to end consumers.

The initial payment totaled R$ 60,800, including a contribution of R$ 18,024. In the first quarter of 2026, a payment of R$ 20,884 was made. The remaining amount of R$ 14,400 was recorded under “Other payables” and will be paid after the contractual clauses have been fulfilled.

The Company, based on applicable accounting standards and supported by an independent appraisal firm, is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The provisional goodwill determined is R$ 62,833. The purchase price allocation (PPA) will be completed in 2026.

The following table summarizes the consolidated balances of assets acquired and liabilities at the acquisition date, subject to adjustment for purchase price allocation and goodwill determination:

Assets
Cash and cash equivalents	3,000
Fixed assets, net	17,611

Liabilities	-

Goodwill based on expected future profitability	62,833
Non-controlling interests	8,244
Assets and liabilities consolidated in the opening balance	75,200

Assets acquired	12,367
Goodwill based on expected future profitability	62,833

Acquisition value	75,200

Comprised by
Cash	42,776
Acquisition of ownership interest via capital contribution (as non-controlling interests)	18,024
Contingent consideration to be settled	14,400
Total consideration	75,200

Net cash outflow resulting from acquisition
Initial consideration in cash	(60,800)
Cash and cash equivalents acquired	3,000
Acquisition value	(57,800)

64

1Q26 Earnings Release

São Paulo, May 6, 2026 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: (UGP, “Company” or “Ultrapar”), operating in energy, mobility, and logistics infrastructure through Ultragaz, Ipiranga, Ultracargo and Hidrovias do Brasil (B3: HBSA3), today announces its results for the first quarter of 2026.

Net revenue	Adjusted EBITDA[1]	Recurring Adjusted EBITDA[1]
R$ 36.8 billion	R$ 2.3 billion	R$ 2.3 billion

Net income	Cash generation from operations	Investments
R$ 914 million	R$ 1.1 billion	R$ 558 million

¹ Accounting adjustments and non-recurring items described in the EBITDA calculation table – page 2

Highlights

  Continuity of Ultrapar’s good operating results
-	Strong recurring adjusted EBITDA results, driven by Ipiranga and consolidation of Hidrovias
-	Operating cash generation of R$ 1.1 billion, reflecting solid business results and higher draft discount for suppliers transactions, despite the higher working capital investments
-	Financial strength, with leverage reduction for 1.5x, reflecting the strong cash generation and higher draft discount for suppliers. Including the effect of draft discount for suppliers, leverage would have been 1.7x, same level as December 2025
  Fuel market supply
-	Investment of R$ 2.0 billion in working capital at Ipiranga due to higher import volumes in a scenario of elevated volatility and higher international prices, ensuring the supply of its service station network and consumers
  Advances in the growth, productivity and value creation agenda
-	Completion of the expansion in Rondonópolis, adding 15 thousand m³ of capacity at Ultracargo from January 2026
-	Completion of the expansion in Opla, adding 10 thousand m³ of capacity at Ultracargo from February 2026
  Advances in the institutional agenda
-	Publication of the persistent debtor regulation by the Federal Revenue Service
-	Conversion of the “Gás do Povo” into law, strengthening the sector’s safety and regulatory framework
  Publication of the 2025 Sustainability Report in March, with the disclosure of the new 2030 sustainability plan, more aligned with the most relevant issues for the growth and longevity of our businesses and the strategy of long-term value generation of Ultrapar
65

1Q26 Earnings Release

Considerations on the financial and operational information

The financial information presented on this document was extracted from the interim financial information (“Quarterly Information”) for the period ended on March 31, 2026, and prepared in accordance with the pronouncement CPC 21 (R1) - Interim Financial Reporting and the International Accounting Standard IAS 34, issued by the IASB, and presented in accordance with the applicable rules for Quarterly Information, issued by the Brazilian Securities and Exchange Commission (“CVM”).

Information on Ipiranga, Ultragaz, Ultracargo, and Hidrovias is presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct numerical sum of the amounts that preceded them.

Information denominated EBIT (Earnings Before Interest and Taxes on Income and Social Contribution on Net Income), EBITDA (Earnings Before Interest, Taxes on Income and Social Contribution on Net Income, Depreciation and Amortization); Adjusted EBITDA and Recurring Adjusted EBITDA are presented in accordance with Resolution 156, issued by the CVM in June 2022.

Adjusted EBITDA considers adjustments from usual business transactions that impact the results but do not have potential cash generation, such as the amortization of contractual assets with customers, amortization of fair value adjustments and capital loss of associates, and the mark-to-market of energy future contracts. Regarding recurring Adjusted EBITDA, the Company excludes exceptional or non-recurring items, providing a more accurate and consistent view of its operational performance, avoiding distortions caused by exceptional events, whether positive or negative. The calculation of EBITDA from net income is detailed in the table below.

In May 2025, the Company became the controlling shareholder of Hidrovias, as per the Material Fact disclosed to the market, consolidating its results as of that date. From that moment, Hidrovias’ results began to be incorporated into Ultrapar’s EBITDA, while the period prior to the acquisition of control remained recorded using the equity method. As announced, Hidrovias completed the sale of its coastal navigation operation in November 2025; therefore, the 4Q25 results only reflect one month of this operation, as the balances had been presented as a discontinued operation since 1Q25.

66

1Q26

R$ million

ULTRAPAR		Quarter
	1Q26	1Q25	4Q25
Net Income	914	363	256
(+) Income and social contribution taxes	498	248	232
(+) Net financial (income) expenses	398	180	556
(+) Depreciation and amortization¹	435	300	432
EBITDA	2,246	1,091	1,476
Accounting adjustment
(+) Amortization of contractual assets with customers – exclusive and amortization of fair value adjustments on associates’ acquisition	147	106	131
(+) MTM of energy futures contracts	(69)	(9)	(46)
(+/-) Hedge accounting	-	-	2
Adjusted EBITDA	2,324	1,188	1,562
Ipiranga	1,657	832	1,161
Ultragaz	385	393	423
Ultracargo	165	166	144
Hidrovias²	194	(139)	(66)
Holding and other companies
Holding	(56)	(54)	(58)
Other companies	(21)	(10)	(42)
Non-recurring items that affected EBITDA
(-) Results from disposal of assets (Ipiranga)	8	(5)	(95)
(-) Earn-out Stella/ impairment (Ultragaz)	-	-	51
(-) Assets write-off and customer indemnifications (Hidrovias)	(12)	-	226
Recurring adjusted EBITDA	2,320	1,183	1,745
Ipiranga	1,665	826	1,066
Ultragaz	385	393	474
Ultracargo	165	166	144
Hidrovias²	182	(139)	160
Holding and other companies
Holding	(56)	(54)	(58)
Other companies	(21)	(10)	(42)

1 Does not include amortization of contractual assets with customers – exclusive rights

21Q25 figures refer to the share of profit (loss) of subsidiaries, joint ventures and associates in Hidrovias

67

1Q26

R$ million
ULTRAPAR	Quarter
	1Q26	1Q25	4Q25	1Q26 x 1Q25	1Q26 x 4Q25
Net revenue	36,752	33,329	37,973	10%	-3%
Cost of products sold	(33,578)	(31,188)	(35,372)	8%	-5%
Gross profit	3,174	2,142	2,600	48%	22%
Selling, general and administrative	(1,320)	(1,120)	(1,286)	18%	3%
Results from disposal of assets	0	5	(100)	-91%	-100%
Other operating income (expenses), net	(23)	(87)	(131)	-73%	-82%
Adjusted EBITDA	2,324	1,188	1,562	96%	49%
Recurring Adjusted EBITDA¹	2,320	1,183	1,745	96%	33%
Depreciation and amortization²	(582)	(406)	(563)	43%	3%
Financial Results	(398)	(180)	(556)	121%	-28%
Net income	914	363	256	152%	n/a
Investments	558	416	826	34%	-38%
Cash flow from operating activities	1,103	3	2,382	n/a	-54%

¹ Non-recurring items described in the EBITDA calculation table – page 2

² Includes amortization of contractual assets with customers – exclusive rights and amortization of fair value adjustments on associates acquisition

Net revenues – Total of R$ 36,752 million (+10% vs 1Q25), mainly reflecting higher revenues of Ipiranga and the effect of the consolidation of Hidrovias, which accounted as share of equity income in 1Q25. Compared to 4Q25, there was a 3% decrease, mainly due to the lower revenues of Ipiranga.

Recurring adjusted EBITDA – Total of R$ 2,320 million (+96% vs 1Q25), highlighting Ipiranga’s better results and the effect of the consolidation of Hidrovias’ result. Compared to 4Q25, recurring Adjusted EBITDA increased by 33%, mainly due to Ipiranga's better results.

Results from the Holding and other companies – Negative result of R$ 77 million, comprising: (i) R$ 56 million in Holding expenses, R$ 2 million higher than in 1Q25, and (ii) R$ 21 million in expenses from the other companies, mainly due to the negative result of R$ 14 million from Refinaria Riograndense.

Depreciation and amortization – Total of R$ 582 million (+43% vs 1Q25), mainly reflecting the effect of the consolidation of Hidrovias and higher amortization expenses of contractual assets at Ipiranga, driven by the increase in sales volumes. Compared to 4Q25, depreciation and amortization expenses increased by 3%.

Financial result – Expenses of R$ 398 million (worsening of R$ 218 million vs 1Q25), mainly resulting from: (i) higher net debt due to the consolidation of Hidrovias, (ii) lower positive mark-to-market impact (R$ 76 million in 1Q26 vs R$ 118 million in 1Q25) and (iii) higher CDI rates. Compared to 4Q25, there was an improvement of R$ 158 million, mainly reflecting the negative one-off mark-to-market effect of R$ 164 million in 4Q25.

Net income – Total of R$ 914 million (vs R$ 363 million in 1Q25), reflecting better operating results, partially offset by higher depreciation and amortization and financial expenses, mainly due to the effect of the consolidation of Hidrovias. Compared to 4Q25, net income increased by R$ 658 million, due to higher operating results and lower financial expenses.

Cash flow from operating activities – Operating cash flow of R$ 1,103 million in 1Q26, compared to R$ 3 million in 1Q25, mainly reflecting better operating results in the period, partially offset by higher working capital needs, particularly at Ipiranga and Hidrovias. At Ipiranga, working capital investments in 1Q26 resulted from a significant increase in fuel imports, with shorter-than-usual payment terms, as well as higher receivables and inventory levels, amid a significant increase in imports to ensure the supply of the Brazilian market. These impacts were partially offset by the contracting of R$ 1,146 million in draft discount for suppliers’ transactions. Excluding this effect, there would have been a cash consumption of R$ 43 million in 1Q26.

68

1Q26

R$ million

IPIRANGA	Quarter
	1Q26	1Q25	4Q25	1Q26 x 1Q25	1Q26 x 4Q25
Total volume (‘000 m³)	6,021	5,578	6,443	8%	-7%
Diesel	3,026	2,775	3,162	9%	-4%
Otto cycle	2,890	2,699	3,171	7%	-9%
Others¹	105	104	109	2%	-4%
Net revenues	33,110	30,234	34,128	10%	-3%
Cost of products sold and service provided	(30,812)	(28,806)	(32,489)	7%	-5%
Gross profit	2,298	1,429	1,639	61%	40%
Gross margin (R$/m³)	382	256	254	49%	50%
Selling, general and administrative	(885)	(762)	(799)	16%	11%
Results from disposal of assets	(8)	5	95	n/a	-108%
Other operating income (expenses), net	(43)	(105)	(65)	-59%	-33%
Adjusted EBITDA	1,657	832	1,161	99%	43%
Adjusted EBITDA margin (R$/m³)	275	149	180	84%	53%
Non-recurring²	8	(5)	(95)	n/a	-108%
Recurring Adjusted EBITDA	1,665	826	1,066	101%	56%
Recurring Adjusted EBITDA margin (R$/m³)	276	148	165	87%	67%
Depreciation and amortization³	298	266	287	12%	4%

Recurring Adjusted LTM EBITDA	4,300	3,387	3,462	27%	24%
Recurring Adjusted LTM EBITDA margin (R$/m³)	176	144	145	23%	22%

1 Fuel oils, arla 32, kerosene, lubricants and greases; 2 Non-recurring items described in the EBITDA calculation table – page 2

3 Includes amortization with contractual assets with customers – exclusive rights

Operational performance – The total volume sold increased by 8% compared to 1Q25, with an increase of 9% in diesel and 7% in the Otto cycle, reflecting the continued gradual market recovery following the reduction of irregularities in the sector, as well as higher import volumes in order to maintain market supply. Compared to 4Q25, sales volume decreased by 7%, in line with the typical seasonality between the periods.

Net revenue – Total of R$ 33,110 million (+10% vs 1Q25), mainly reflecting higher sales volume and the pass-through of a significant increase in fuel acquisition costs, particularly diesel, in a context of a higher share of imported products to meet domestic demand. Compared to 4Q25, net revenue decreased by 3%, due to lower sales volume, partially offset by the pass-through of fuel cost increases.

Cost of goods sold – Total of R$ 30,812 million (+7% vs 1Q25), due to higher sales volume and higher fuel costs, partially offset by lower growth in convenience store operating costs. Compared to 4Q25, there was a 5% decrease, mainly due to lower sales volume, partially offset by higher fuel costs.

Selling, general and administrative expenses – Total of R$ 885 million (+16 % vs 1Q25), mainly due to higher allowance for expected credit losses and higher legal and marketing expenses, in addition to higher personnel expenses (collective bargaining agreement and variable compensation, in line with the progression of results). Compared to 4Q25, there was a 11 % increase, reflecting mainly the higher allowance for expected credit losses and higher personnel expenses – higher provision for variable compensation in line with the progression of results.

Result from disposal of assets – Negative result totaling R$ 8 million (vs R$ 5 million in 1Q25 and R$ 95 million in 4Q25), reflecting lower sale of real estate and one-off effect of R$ 9 million asset write-offs.

Other operating results – Expenses of R$ 43 million (vs R$ 105 million in 1Q25 and R$ 65 million in 4Q25), mainly due to lower expenses with decarbonization credits, given the lower price level in the period.

69

1Q26

Recurring Adjusted EBITDA – Total of R$ 1,665 million (+101 % vs 1Q25), reflecting (i) the gradual improvement in a fairer competitive environment with advances in combating irregularities, (ii) higher sales volume and (iii) inventory gains from imported fuels, given the significant increases in prices during the period. This performance was supported by efficient supply management and strong working capital investments, which enabled the import of fuels even amid volatility and elevated international prices, ensuring market supply. Compared to 4Q25, there was a 56% increase, driven by the continued progress in combating irregularities, partially offset by lower volumes and higher expenses.

Investments – R$ 282 million was invested (+33 % vs 1Q25), allocated to the expansion and maintenance of its service stations and franchises network, in addition to investments towards enhancing the technology platform, focusing on the replacement of the ERP system, scheduled to be concluded in 2027. Of the total invested, R$ 140 million refers to additions to fixed and intangible assets and R$ 143 million to contractual assets with customers (exclusive rights).

R$ million

ULTRAGAZ	Quarter
	1Q26	1Q25	4Q25	1Q26 x 1Q25	1Q26 x 4Q25
Total volume (‘000 ton)	405	406	426	0%	-5%
Bottled	259	257	280	1%	-8%
Bulk	146	149	146	-2%	0%
Net revenues	2,965	2,863	3,115	4%	-5%
Cost of products sold	(2,358)	(2,328)	(2,432)	1%	-3%
Gross profit	607	536	683	13%	-11%
Selling, general and administrative	(260)	(248)	(274)	5%	-5%
Results from disposal of assets	(0)	(0)	(46)	98%	-99%
Other operating income (expenses), net	2	16	(6)	-84%	-142%
Operating income	349	303	357	15%	-2%
MTM of energy futures contracts	(69)	(9)	(46)	n/a	49%
Adjusted EBITDA¹	385	393	423	-2%	-9%
Adjusted EBITDA margin (R$/ton)	950	967	992	-2%	-4%
Non-recurring²	-	-	51	n/a	n/a
Recurring Adjusted EBITDA	385	393	474	-2%	-19%
Recurring Adjusted EBITDA margin (R$/ton)	950	967	1,112	-2%	-15%
Depreciation and amortization	104	98	113	6%	-8%

Recurring Adjusted LTM EBITDA	1,764	1,679	1,772	5%	0%
Recurring Adjusted LTM EBITDA margin (R$/ton)	1,032	959	1,036	8%	0%
1 Includes contribution from the result of new energies
2Non-recurring items described in the EBITDA calculation table – page 2

Operational performance – The volume of LPG sold totaled 405 thousand tons in 1Q26, stable compared to 1Q25, with a 1 % increase in the bottled segment and a 2 % decrease in the bulk segment, reflecting lower demand in the industry segment. Compared to 4Q25, the volume was 5% lower, in line with the typical seasonality between the periods.

Net revenues – Total of R$ 2,965 million (+4% vs 1Q25), reflecting the pass-through of inflation and the increased costs of LPG, in addition to higher contribution of the new energy segment, partially offset by the lower volume in the bulk segment. Compared to 4Q25, revenues decreased by 5%, mainly due to lower sales volume.

Cost of goods sold – Total of R$ 2,358 million (+1 % vs 1Q25), mainly due to LPG higher cost resulting from the auctions held during the period, increase in ICMS, and higher costs related to the new energies segment, which were partially offset by the mark-to-market effect of energy futures contracts. Compared to 4Q25, COGS decreased by 3%, due to lower sales volume and the mark-to-market effect of energy futures contracts, partially offset by higher LPG costs and increase in ICMS rate.

Selling, general and administrative expenses – Total of R$ 260 million (+5% vs 1Q25), due to higher spending on services related to new energies and freight expenses. Compared to 4Q25, expenses decreased by 5%, reflecting lower spending on services and marketing campaigns.

70

1Q26

Result from disposal of assets – No relevant effects in 1Q26 and 1Q25. In 4Q25, there was a negative result of R$ 46 million, due to the write-off of the investment goodwill (impairment) of Stella, reflecting the expected results.

Other operating results – Total of R$ 2 million (vs R$ 16 million in 1Q25), mainly due to the reversal of the earn-out from the acquisition of Stella in 1Q25. Compared to 4Q25, there was an increase of R$ 8 million due to contractual adjustments carried out in 4Q25.

Recurring Adjusted EBITDA – Total of R$ 385 million (-2 % vs 1Q25), mainly reflecting higher LPG costs and reduction of R$ 14 million in the other operating results. Compared to 4Q25, recurring Adjusted EBITDA decreased by 19%, reflecting the typical seasonality between the periods, with lower volumes, in addition to higher LPG costs.

Investments – R$ 149 million was invested in 1Q26 (+73% vs 1Q25), mainly directed towards the expansion of bulk segment and biomethane, acquisition and replacement of bottles, evolution of the technology platform (focusing on the ERP replacement), and improvements related to infrastructure and safety.

R$ million

ULTRACARGO	Quarter
	1Q26	1Q25	4Q25	1Q26 x 1Q25	1Q26 x 4Q25
Installed capacity¹ (‘000 m³)	1,152	1,067	1,131	8%	2%
m³ sold (‘000 m³)	4,459	4,024	4,074	11%	9%
Net revenues	276	271	261	2%	6%
Cost of service provided	(118)	(103)	(120)	15%	-1%
Gross profit	158	167	141	-6%	12%
Gross margin (%)	57%	62%	54%	-4.6 p.p.	3.1 p.p.
Selling, general and administrative	(42)	(42)	(38)	1%	11%
Results from disposal of assets	0	0	(1)	165%	-127%
Other operating income (expenses), net	2	2	(3)	-23%	-159%
Adjusted EBITDA	165	166	144	0%	15%
Adjusted EBITDA margin (%)	60%	61%	55%	-1.5 p.p.	4.7 p.p.
Adjusted EBITDA margin (R$/m³ capacity)	48	52	42	-8%	13%
Depreciation and amortization²	48	38	45	28%	8%

Adjusted LTM EBITDA	584	669	585	-13%	0%
Adjusted LTM EBITDA margin (%)	57%	62%	57%	-4.8 p.p.	-0.4 p.p.

¹ Monthly average

² Includes amortization of fair value adjustments on associates acquisition

Operational performance – The average installed capacity increased by 8% compared to 1Q25, with the addition of 23 thousand m³ in Palmeirante, 22 thousand m³ in Rondonópolis, 34 thousand m³ in Santos, and 10 thousand m³ in Opla. The m3 sold increased by 11% in the period, reflecting a scenario of gradual recovery in demand for storage in fuel imports, supported by the reduction of market irregularities, particularly in Santos, as well as the ramp-up effect of newly installed capacities. The import parity environment with open windows in January and February favored volume throughput, while March was marked by higher volatility in the international market, impacting the pace of operations. Compared to 4Q25, installed capacity increased by 2%, reflecting the addition of 15 thousand m³ in Rondonópolis and 10 thousand m³ in Opla. The m3 sold increased by 9%, reflecting the same factors.

Net revenues – Total of R$ 276 million (+2% vs 1Q25), driven by higher m3 sold, highlighting Santos, Opla and Rondonópolis operations, partially offset by a less favorable sales mix in the period. Compared to 4Q25, net revenues increased by 6%, mainly due to the higher m3 sold.

Cost of services provided – Total of R$ 118 million (+15% vs 1Q25), reflecting higher m3 sold and higher personnel and depreciation costs following the completion of expansions projects. Compared to 4Q25, there was a 1% decrease.

71

1Q26

Selling, general and administrative expenses – Total of R$ 42 million, practically stable compared to 1Q25 (+1% vs 1Q25). Compared to 4Q25, expenses increased by 11%, mainly reflecting higher personnel expenses due to a higher variable compensation provisions – in line with the recovery in results.

Adjusted EBITDA – Total of R$ 165 million, stable compared to 1Q25, mainly due to the higher volume handled, partially offset by higher costs and expenses associated with the expansions currently in ramp-up. Compared to 4Q25, there was a 15% increase, mainly reflecting the higher volume handled and the ramp-up of the expansions.

Investments – R$ 86 million was invested in 1Q26 (-24% vs 1Q25), mainly allocated to capacity expansion projects, especially Itaqui and Suape.

R$ million
HIDROVIAS DO BRASIL	Quarter
	1Q26	1Q25	4Q25	1Q26 x 1Q25	1Q26 x 4Q25
Total volume (thousand ton)	3,202	4,161	3,593	-23%	-11%
Net Revenue	445	541	507	-18%	-12%
Net operating revenue	445	555	509	-20%	-13%
Hedge accounting	-	(14)	(2)	-100%	-100%
Operating costs	(243)	(251)	(278)	-3%	-13%
Depreciation and amortization (costs)	(85)	(89)	(85)	-4%	0%
Gross profit	117	202	144	-42%	-19%
Gross margin (%)	26%	37%	28%	-11 p.p.	-2 p.p.
General and administrative	(38)	(54)	(89)	-30%	-57%
Depreciation and amortization (expenses)	(7)	(9)	(7)	-27%	-4%
Results from disposal of assets	9	(34)	(148)	-126%	-106%
Other operating income (expenses), net	18	7	(58)	149%	-131%
Adjusted EBITDA	194	221	(66)	-12%	n/a
Adjusted EBITDA margin (%)	44%	40%	-13%	4 p.p.	57 p.p.
Non-recurring¹	(12)	36	226	-132%	-105%
Recurring Adjusted EBITDA	182	256	160	-29%	14%
Continuing operations	182	235	147	-23%	24%
Discontinued operations	-	21	13	n/a	n/a
Recurring adjusted EBITDA margin (%)	41%	47%	32%	-6 p.p.	9 p.p.
Depreciation and amortization	92	98	92	-6%	0%

Recurring Adjusted LTM EBITDA	1,050	668	1,125	57%	-7%
Recurring Adjusted LTM EBITDA margin (%)	45%	38%	46%	7 p.p.	-1 p.p.

¹ Non-recurring items for 4Q25 are described in the EBITDA calculation table – page 2. Regarding the comparative periods, non-recurring items can be consulted directly in the Earnings Release, on the company’s website. Results Center - Hidrovias IR

The table above presents Hidrovias’ full results since January 2025, as disclosed by the company on its Investor Relations website. The figures were maintained as originally published, reflecting the complete quarterly results.

Operational performance – Total volume handled in 1Q26 was 3,202 thousand tons, (-23% vs 1Q25), mainly reflecting one-off loading challenges in the Northern Corridor due to challenges on the transport route, as well as the sale of the Coastal Navigation operation in November 2025. Despite the worse hydrological conditions in the South, volumes remained stable supported by the dredging and rock removal works carried out throughout last year, which enabled a higher number of trips. Considering continuing operations, volume handled decreased by 6% compared to 1Q25. Compared to 4Q25, volume decreased by 11%, reflecting the sale of the Coastal Navigation operation, the one-off challenges in the North Corridor, and the lower demand in Santos due to the usual seasonality of the business, partially offset by higher volumes handled in the Southern Corridor, also in line with the seasonality.

Net revenue (ex-hedge accounting) – Total of R$ 445 million, (-20% vs 1Q25), mainly reflecting lower volumes handled in operations in Brazil, especially in the Northern Corridor, as well as the effect of the completion of the sale of the Coastal Navigation operation. Considering continuing operations, net revenue decreased by 8% in the period. Compared to 4Q25, there was a 13% decrease, reflecting the same effects mentioned above.

Cost of services provided – Total of R$ 243 million (-3% vs 1Q25 and -13% vs 4Q25), mainly reflecting the lower cost base resulting from the sale of the Coastal Navigation operation, partially offset by higher costs associated with initiatives to mitigate the operational challenges observed during the period, in addition to the effects related to the higher number of trips in the Southern Corridor.

72

1Q26

General and administrative expenses – Total of R$ 38 million (-30% vs 1Q25 and -57% vs 4Q25), due to the effects of the sale of the Coastal Navigation operation and lower contingency provisions.

Recurring Adjusted EBITDA – Total of R$ 182 million (-29% vs 1Q25) reflecting one-off cargo intake challenges in the North Corridor and navigability issues in the South Corridor, as well as the sale of the Coastal Navigation operation, effects partially offset by a lower general and administrative expenses. Considering continuing operations, recurring Adjusted EBITDA decreased by 23% during the period. Compared to 4Q25, there was a 14% increase, primarily reflecting lower expenses.

Investments – R$ 37 million was invested in 1Q26, of which R$ 18 million was allocated to sustaining and R$ 19 million to expansion, mainly to the floating tipper station and floating crane, which will contribute to increased modular capacity in the North Corridor.

R$ million
ULTRAPAR – Indebtedness	Quarter
	1Q26	1Q25	4Q25
Cash and cash equivalents¹	9,053	5,994	9,408
Gross debt¹	(19,428)	(13,556)	(20,093)
Leases payable	(1,694)	(1,482)	(1,740)
Derivative financial instruments¹	(205)	-	276
Net debt	(12,275)	(9,044)	(12,148)
Adjusted LTM EBITDA²	8,029	5,370	7,267
Net debt/Adjusted LTM EBITDA²	1.5x	1.7x	1.7x
Draft discount for suppliers	(1,150)	(1,167)	(4)
Financial liabilities of customers (vendor)	(55)	(151)	(74)
Net debt + draft discount + vendor+ receivables	(13,479)	(10,362)	(12,227)
Average gross debt duration (years)	3.1	3.3	3.2
Average cost of gross debt	108% DI	110% DI	107% DI
	DI +1.1%	DI +1.3%	DI +0.9%
Average cash yield (% DI)³	97%	100%	97%

¹ Since 2Q25, the “Cash and cash equivalents” and “Gross debt” lines no longer present the balance of “Derivative financial instruments”. For further information, please see note 26 of Ultrapar’s financial statements

² Adjusted LTM EBITDA does not include extraordinary tax credits. With the consolidation of Hidrovias, Adjusted LTM EBITDA for 1Q26 and 4Q25 includes the effect of Hidrovias’ Adjusted EBITDA for the last 12 months (excluding the effects of impairment and result of coastal navigation) and excludes the effects of share of profit (loss) of subsidiaries, joint ventures and associates recorded at Ultrapar

³ Disregards funds invested abroad for debt protection

Ultrapar ended 1Q26 with net debt of R$ 12,275 million (1.5x Adjusted LTM EBITDA), compared to R$ 12,148 million (1.7x Adjusted LTM EBITDA) recorded in 4Q25. The increase in net indebtedness mainly reflected the higher working capital investment at Ipiranga, partially offset by the contracting of draft discount for suppliers transactions. The reduction in leverage, in turn, resulted from the growth in Adjusted LTM EBITDA during the period.

Considering the effects of draft discount for suppliers and vendor transactions, adjusted net debt totaled R$ 13,479 million in 1Q26, with leverage remaining stable compared to 4Q25 at 1.7x. The contracting of these transactions in the quarter was mainly associated with the significant increase in fuel prices following the outbreak of the Iran War as well as a higher level of imports to ensure market supply amid increased instability and volatility in the international market.

73

1Q26

Cash and maturity profile and breakdown of the gross debt (R$ million):

9,053
4,360
3,756
4,106
3,036
1,996
2,174
Cash and cash equivalents
Up to 1 year
From 1 to 2 years
From 2 to 3 years
From 3 to 4 years
From 4 to 5 years
> 5 years

51%
49%
96.8%
3.2%
Local currency
Foreign currency
Hedge
Non hedge

74

1Q26

Updates on sustainability themes

The Ultra Group and its companies continued to make consistent progress on their sustainability agenda, reinforcing the integration between strategy, governance, and long-term value creation. In March, we published the 2025 Sustainability Report, which presents the updated 2030 Sustainability Plan, the results of the double materiality assessment, and main advances across the economic, environmental, social, and governance pillars. The report highlights the evolution of corporate governance and the consolidation of the Ultra Management Model, reinforcing the holding company’s long-term vision and value creation for customers, shareholders, employees and other stakeholders.

Ipiranga advanced in strengthening its culture of integrity, with the launch of a structured training program for more than 53,000 VIPs (Vendedores Ipiranga de Pista), providing practical guidelines applicable to daily routine of service stations and aligned with the Group's values. The company also completed another cycle of its Safety Culture Diagnosis, based on the Hearts & Minds methodology, achieving the Proactive Level, reflecting risk anticipation and the consolidation of safety as a value integrated into the business strategy.

Iconic implemented a sustainable innovation solution in the lubricants sector, using polypropylene packaging containing 40% resin derived from used cooking oil through chemical recycling certified by ISCC Plus. The initiative combines technological innovation, industrial scale, and measurable environmental impact.

Ultragaz, in partnership with Natura, launched a pioneering biomethane solution that integrates industry and logistics, supplying 45% of the energy demand of the Cajamar plant and 100% of the dedicated fleet. The project embodies circular economy principles, contributes to emissions reduction, and reinforces the company's leading role in decarbonizing its operations.

Ultracargo earned, for the second consecutive year, a distinction placing it among the top 5% of companies globally rated by EcoVadis, improving by four points its score in comparison to the previous cycle. This result reflects significant progress, especially in the Sustainable Procurement pillar, which focuses on strengthening relationships with suppliers and partners.

Hidrovias do Brasil strengthened its governance agenda by deepening its ethical culture, through the update of its Code of Ethics, the review of corporate policies, and the expansion of integrity training for all employees, reinforcing standards of conduct and alignment with the Ultra Group guidelines.

R$ million

ULTRAPAR – Capital markets	Quarter
	1Q26	1Q25	4Q25
Final number of shares (‘000 shares)	1,115,850	1,115,507	1,115,850
Market cap¹ (R$ million)	32,047	19,086	23,321
B3
Average daily trading volume (‘000 shares)	6,504	6,688	7,412
Average daily financial volume (R$ thousand)	166,217	111,021	159,386
Average share price (R$/share)	25.56	16.60	21.50
NYSE
Quantity of ADRs² (‘000 ADRs)	70,253	66,273	70,253
Average daily trading volume (‘000 ADRs)	2,399	1,694	1,989
Average daily financial volume (US$ thousand)	11,872	4,961	7,885
Average share (US$/ADRs)	4.95	2.93	3.97
Total
Average daily trading volume (‘000 shares)	8,903	8,382	9,401
Average daily financial volume (R$ thousand)	228,416	139,841	201,847

1 Calculated on the closing share price for the period

2 1 ADR = 1 common share

75

1Q26

The average daily trading volume of Ultrapar’s shares, considering B3 and NYSE, was R$ 228 million/day in 1Q26 (+63% vs 1Q25). Ultrapar’s shares closed 1Q26 at R$ 28.72 on B3, up 37% in the quarter, while Ibovespa index appreciated by 16% in the same period. On the NYSE, Ultrapar’s shares rose 46%, while the Dow Jones index decreased by 4% in the quarter. At the end of 1Q26, Ultrapar reached a market cap of approximately R$ 32 billion.

Source: Broadcast

1Q26 Conference call

Ultrapar will host a conference call with analysts and investors on May 7, 2026 to comment on the Company’s performance in the first quarter of 2026. The presentation will be available for download on the Company’s website 30 minutes prior to the start.

The conference call will be broadcast via zoom and conducted in Portuguese with simultaneous translation into English. Please connect 10 minutes in advance.

Conference call in Portuguese with simultaneous translation into English

Time: 11:00 (BRT) / 10:00 (EDT)

Access link via Zoom

Participants in Brazil and international: click here

76

1Q26

R$ million

ULTRAPAR – Balance sheet	Mar 26	Mar 25	Dec 25

ASSETS
Cash and cash equivalents	3,861	1,436	3,175
Financial investments and other financial assets	3,298	1,301	3,852
Derivative instruments[1]	475	-	127
Trade receivables and reseller financing	4,758	4,065	4,277
Trade receivables - sale of subsidiaries	-	-	-
Inventories	4,546	4,135	4,244
Recoverable taxes	2,182	2,130	2,003
Energy trading futures contracts	332	349	371
Prepaid expenses	233	202	165
Contractual assets with customers – exclusive rights	656	646	666
Others	454	309	295
Assets held for sale	-	-	-
Total current assets	20,796	14,574	19,176
Financial investments and other financial assets	1,894	3,256	2,382
Derivative instruments¹	567	-	773
Trade receivables and reseller financing	779	741	834
Deferred income and social contribution taxes	1,039	869	1,007
Recoverable taxes	3,873	2,763	4,064
Energy trading futures contracts	800	382	724
Escrow deposits	491	402	472
Prepaid expenses	83	43	81
Contractual assets with customers - exclusive rights	1,503	1,456	1,519
Related parties	55	52	105
Other receivables	275	224	278
Investments in subsidiaries, joint ventures and associates	654	2,025	521
Right-of-use assets	1,902	1,644	1,929
Property, plant and equipment	12,085	7,251	12,167
Intangible assets	3,421	2,074	3,316
Total non-current assets	29,422	23,180	30,173
Total assets	50,217	37,755	49,349
LIABILITIES
Trade payables	3,313	2,367	4,643
Trade payables - draft discount for suppliers	1,150	1,167	4
Loans, financing and debentures	4,360	2,582	4,251
Derivative instruments¹	819	-	246
Salaries and related charges	462	371	577
Taxes payable	749	329	596
Leases payable	308	319	344
Energy trading futures contracts	255	285	303
Financial liabilities of customers (vendor)	47	102	63
Dividends payable	26	48	23
Others	989	729	797
Liabilities held for sale	-	-	-
Total current liabilities	12,479	8,299	11,847
Loans, financing and debentures	15,068	10,973	15,842
Derivative instruments¹	591	-	335
Energy trading futures contracts	449	147	431
Provision for tax, civil and labor risks	475	602	485
Post-employment benefits	197	203	197
Leases payable	1,386	1,163	1,396
Financial liabilities of customers (vendor)	8	49	11
Others	1,054	427	1,074
Total non-current liabilities	19,228	13,565	19,771
Total liabilities	31,707	21,864	31,618
EQUITY
Share capital	7,987	6,622	7,987
Reserves	8,283	8,604	8,283
Treasury shares	(821)	(711)	(823)
Others	1,022	681	219
Non-controlling interests	2,039	695	2,064
Total equity	18,510	15,890	17,731
Total liabilities and equity	50,217	37,755	49,349

Cash and cash equivalents¹	9,053	5,994	9,408
Gross debt¹	(19,428)	(13,556)	(20,093)
Derivative financial instruments¹	(205)	-	276
Leases Payable	(1,694)	(1,482)	(1,740)
Net debt	(12,275)	(9,044)	(12,148)

1 In 2Q25, the “cash and cash equivalent” and “gross debt” lines no longer included the balance of derivate instruments

77

1Q26

R$ million
ULTRAPAR - Income statement	1Q26	1Q25	4Q25	Continued Op.	Discontinued Op.

Net revenues from sales and services	36,752	33,329	37,973	37,951	21
Cost of products sold and services provided	(33,578)	(31,188)	(35,372)	(35,359)	(13)
Gross profit	3,174	2,142	2,600	2,592	8
Operating revenues (expenses)
Selling and marketing	(664)	(602)	(664)	(664)	-
General and administrative	(656)	(518)	(622)	(622)	1
Results from disposal of assets	0	5	(100)	66	(165)
Other operating income (expenses), net	(23)	(87)	(131)	(132)	2
Operating income	1,832	941	1,084	1,239	(154)
Financial results
Financial income	979	177	387	386	1
Financial expenses	(1,377)	(357)	(943)	(941)	(1)
Total share of profit (loss) of subsidiaries, joint ventures and associates
Share of profit (loss) of subsidiaries, joint ventures and associates	(20)	(149)	(40)	(40)	-
Amortization of fair value adjustments on associates acquisition	(0)	(0)	(0)	(0)	-
Gain (loss) on obtaining control of an affiliate	-	-	-	-	-
Income before taxes and social contribution taxes	1,412	611	488	643	(155)
Income and social contribution taxes
Current	(492)	(164)	(329)	(331)	2
Deferred	(6)	(83)	96	127	(30)
Net income	914	363	256	439	(183)
Net income attributable to:
Shareholders of Ultrapar	876	333	323	323	-
Non-controlling interests in subsidiaries	39	30	(68)	(68)	-

Adjusted EBITDA	2,324	1,188	1,562	1,715	(152)
Non-recurring¹	(4)	(5)	182	(44)	226
Recurring Adjusted EBITDA	2,320	1,183	1,745	1,671	74
Depreciation and amortization²	582	406	563	563	-
Total invesments³	558	416	826	826	-
MTM of energy futures contracts	(69)	(9)	(46)	(46)	-
Cash flow hedge	-	-	2	-	2

Ratios
Earnings per share (R$)	0.82	0.30	0.30
Net debt / Adjusted LTM EBITDA[4]	1.5x	1.7x	1.7x
Gross margin (%)	8.6%	6.4%	6.8%
Operating margin (%)	5.0%	2.8%	2.9%
Adjusted EBITDA margin (%)	6.3%	3.6%	4.1%
Recurring Adjusted EBITDA margin (%)	6.3%	3.5%	4.6%
Number of employees	11,481	9,209	11,302

1Non-recurring items described in the EBITDA calculation table – page 2

2Includes amortization of contractual assets with customers – exclusive rights and amortization of fair value adjustments on associates acquisition

3Includes property, plant and equipment and additions to intangible assets (net of divestitures), contractual assets with customers (exclusive rights), initial direct costs of assets with right of use, contributions made to SPEs (Specific Purpose Companies), payment of grants, financing of clients, rental advances (net of receipts), acquisition of shareholdings and payments of leases

4 Adjusted LTM EBITDA does not include closing adjustments from the sale of Extrafarma and extraordinary tax credits

78

1Q26

R$ million

ULTRAPAR – Cash flows	Quarter
	1Q26	1Q25
Cash flows from operating activities
Net income	914	363
Adjustments to reconcile net income to cash provided (consumed) by operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates and amortization of fair value adjustments on associates acquisition	21	149
Amortization of contractual assets with customers - exclusive rights	147	105
Amortization of right-of-use assets	88	78
Depreciation and amortization	350	226
Interest and foreign exchange rate variations	675	231
Current and deferred income and social contribution taxes	498	248
Gain (loss) on disposal or write-off of property, plant and equipment, intangible assets and other assets	(0)	(16)
Equity instrument granted	20	15
Fair value result of energy contracts	(69)	(9)
Provision for decarbonization - CBios	57	116
Provisions for tax, civil and labor risks	3	4
Other provisions and adjustments	23	(2)
Cash flow from operating activities before changes in working capital	2,725	1,511
(Increase) decrease in assets
Trade receivables and reseller financing	(455)	21
Inventories	(297)	(216)
Recoverable taxes	47	295
Dividends received from subsidiaries, associates and joint ventures	0	1
Other assets	(239)	(17)
Increase (decrease) in liabilities
Trade payables and trade payables - draft discount for suppliers	(188)	(998)
Salaries and related charges	(115)	(110)
Taxes payable	10	17
Income and social contribution taxes payable	(217)	(305)
Other liabilities	177	50

Acquisition of CBios and carbon credits	(81)	(153)
Payments of contractual assets with customers - exclusive rights	(116)	(58)
Payment of contingencies	(19)	(9)
Income and social contribution taxes paid	(131)	(25)
Net cash generated (consumed) by operating activities	1,103	3
Cash flows from investing activities
Financial investments, net of redemptions	1,093	1,244
Acquisition of property, plant and equipment and intangible assets	(368)	(382)
Sale of investments and other assets	4	14
Capital increase and decrease in subsidiaries, associates and joint ventures	(150)	-
Acquisition of investments and other assets	(152)	(50)
Cash acquired in business combination	0	-
Related parties	31	(3)
Net cash provided (consumed) by investing activities	458	824
Cash flows from financing activities
Loans, financing and debentures
Proceeds	1,108	1,682
Repayments	(1,194)	(2,077)
Interest and derivatives (paid) or received	(557)	(337)
Payments of leases	(145)	(87)
Dividends paid	(2)	(488)
Payments of financial liabilities of customers	(21)	(35)
Capital increase made by non-controlling shareholders and redemption of shares	13	-
Share buyback for treasury	-	(97)
Net cash provided (consumed) by financing activities	(798)	(1,439)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	(77)	(23)
Increase (decrease) in cash and cash equivalents	685	(636)

Cash and cash equivalents at the beginning of the period	3,175	2,072

Cash and cash equivalents at the end of the period	3,861	1,436

Non-cash transactions
Addition and remeasurement on right-of-use assets and leases payable	72	77
Capital increase in associates through loan	28	-
Addition on contractual assets with customers - exclusivity rights	6	17
Acquisition of property, plant and equipment and intangible assets without cash effect	2	-
Share buyback	-	17

79

1Q26

Starting from 1Q25, the concept of operating capital has been adjusted to reflect all balances of operational assets and liabilities from management's perspective, including primarily the balances of current and deferred income tax.

R$ million
IPIRANGA - Employed capital	Mar 26	Mar 25	Dec 25
Operating assets
Trade receivables and reseller financing	4,603	4,087	4,290
Inventories	4,188	3,926	3,883
Taxes	5,195	4,192	5,261
Recoverable income and social contribution taxes	379	369	379
Judicial deposits	343	329	327
Deferred income and social contribution taxes	688	593	591
Others	610	537	441
Contractual assets with customers - exclusive rights	2,160	2,102	2,185
Right-of-use assets (leases)	807	884	827
Investments	115	141	103
Property, plant and equipment	3,427	3,302	3,429
Intangible	1,409	1,191	1,278
Total operating assets	23,924	21,653	22,993
Operating liabilities
Trade payables and draft discount for suppliers	3,916	3,198	4,069
Salaries and related charges	223	195	286
Post-employment benefits	215	221	211
Taxes	147	126	135
Income and social contribution taxes payable	431	93	212
Deferred income and social contribution taxes	5	2	4
Provisions for tax, civil, and labor risks	350	416	341
Leases payable	682	730	692
Financial liabilities of customers (vendor)	55	151	74
Provision for decarbonization credit	56	96	(0)
Others	841	605	682
Total operating liabilities	6,922	5,833	6,706

Number of service stations	5,826	5,847	5,805
Number of employees	4,653	4,130	4,499

80

1Q26

Starting from 1Q25, the concept of operating capital has been adjusted to reflect all balances of operational assets and liabilities from management's perspective, including primarily the balances of current and deferred income tax.

R$ million

ULTRAGAZ - Employed capital	Mar 26	Mar 25	Dec 25
Operating Assets
Trade receivables	723	678	673
Inventories	207	195	204
Taxes	131	220	126
Recoverable income and social contribution taxes	26	32	27
Judicial deposits	47	48	47
Deferred income and social contribution taxes	100	80	128
Others	121	157	91
Right-of-use assets (leases)	179	147	187
Investments	4	5	4
Property, plant and equipment, net	1,713	1,575	1,667
Intangible assets, net	292	327	275
Total Operating Assets	3,543	3,464	3,428
Operating Liabilities
Trade payables	306	245	280
Salaries and related charges	118	111	126
Taxes	31	24	21
Income and social contribution taxes payable	35	35	95
Deferred income and social contribution taxes	143	117	119
Provisions for tax, civil, and labor risks	16	16	16
Leases payable	216	184	223
Others	125	199	130
Total Operating Liabilities	990	932	1,011

Number of employees	3,692	3,736	3,694

81

1Q26

R$ million

ULTRACARGO - Employed capital	Mar 26	Mar 25	Dec 25
Operating Assets
Trade receivables	62	44	49
Inventories	14	14	13
Taxes	0	2	2
Recoverable income and social contribution taxes	35	49	34
Judicial deposits	10	9	9
Deferred income and social contribution taxes	25	36	34
Others	26	38	25
Right-of-use assets (leases)	621	606	621
Investments	239	217	239
Property, plant and equipment, net	2,606	2,296	2,596
Intangible assets, net	286	283	286
Total Operating Assets	3,924	3,592	3,907
Operating Liabilities
Trade payables	59	71	104
Salaries and related charges	32	34	42
Taxes	16	15	16
Income and social contribution taxes payable	10	33	14
Deferred income and social contribution taxes	2	(0)	(0)
Provisions for tax, civil, and labor risks	11	28	12
Leases payable	540	560	571
Others	93	23	24
Total Operating Liabilities	763	765	782

Number of employees	874	846	859

82

1Q26

  The balances of Hidrovias consider the effects of the business combination, including the fair value adjustments and capital loss of assets and liabilities, and thus differ from the information disclosed by Hidrovias to the market.

R$ million

HIDROVIAS - Employed capital	Mar 26	Dec 25
Operating Assets
Trade receivables	149	101
Inventories	137	144
Taxes	10	10
Recoverable income and social contribution taxes	212	187
Judicial deposits	76	73
Deferred income and social contribution taxes	77	74
Others	224	217
Right-of-use assets (leases)	290	289
Investments	132	136
Property, plant and equipment, net	4,203	4,341
Intangible assets, net	1,159	1,201
Total Operating Assets	6,667	6,772
Operating Liabilities
Trade payables	140	140
Salaries and related charges	51	75
Taxes	50	64
Income and social contribution taxes payable	23	31
Deferred income and social contribution taxes	515	515
Provisions for tax, civil, and labor risks	9	33
Leases payable	250	247
Others	146	243
Total Operating Liabilities	1,185	1,347

Number of employees	1,711	1,732

83

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 6th, 2026)

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

May 6th, 2026, at 10:00 a.m., at ULTRAPAR PARTICIPAÇÕES S.A. (“Company”) headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1.343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

Members in attendance:

(i) Members of the Board of Directors undersigned; (ii) the Secretary of the Board of Directors, Ms. Denize Sampaio Bicudo; (iii) Chief Executive Officer, Mr. Rodrigo de Almeida Pizzinatto; (iv) Chief Financial and Investor Relations Officer, Mr. Alexandre Mendes Palhares; and (v) the Executive Officers of the Company Businesses, Mrs. Décio de Sampaio Amaral, Fulvius Tomelin, Leonardo Remião Linden and Tabajara Bertelli Costa.

Matter discussed and resolution:

  After having analyzed and discussed the performance of the Company in the first quarter of the current fiscal year, the respective financial statements were approved.

Notes:

The resolutions were approved, with no amendments or qualifications, by all Board members.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

MARCOS MARINHO LUTZ – Chairman

JORGE MARQUES DE TOLEDO CAMARGO – Vice-Chairman

FABIO VENTURELLI

FRANCISCO DE SÁ NETO

FLÁVIA BUARQUE DE ALMEIDA

JOSÉ MAURICIO PEREIRA COELHO

MARCELO FARIA DE LIMA

PETER PAUL LORENÇO ESTERMANN

VÂNIA MARIA LIMA NEVES

DENIZE SAMPAIO BICUDO – Secretary of the Meeting

84

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2026

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer